As filed with the Securities and Exchange Commission on March 30, 2005.

                                                    Registration No. 333-120035
                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                               ----------------------
                                     FORM S-1
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ----------------------

                          POST-EFFECTIVE AMENDMENT No. 1
                               ----------------------

                        ADDVANTAGE TECHNOLOGIES GROUP, INC.
             (Exact name of registrant as specified in its charter)
                               ----------------------

           OKLAHOMA                                     73-1351610
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

     Primary Standard Industrial Classification Code Number - 5040


                                  1605 E Iola
                           Broken Arrow, OK   74012
                                (918) 251-2887
                 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------------

                                KENNETH A. CHYMIAK
                       President and Chief Executive Officer
                        ADDvantage Technologies Group, Inc.
                                  1605 E Iola
                           Broken Arrow, OK  74012
                                (918) 251-2887
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                      COPY TO:
                               Lynnwood R. Moore, Jr.
                               Conner & Winters, LLP
                               3700 First Place Tower
                                15 East 5th Street
                            Tulsa, Oklahoma 74103-4344
                                  (918) 586-5711
                              -----------------------
Approximate date of commencement of proposed sale of the securities to the public: From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


 The registrant hereby amends this Post-Effective Amendment to the Registration Statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------

                 Subject to Completion, Dated March 30, 2005



                             3,500,000 Shares
                    ADDvantage Technologies Group, Inc.


                                Common Stock
                                ------------

Up to 3,500,000 shares of our common stock (including up to 3,000,000 shares that may be issued upon exercise of outstanding stock options) may be offered for sale from time to time by certain selling shareholders named on page 7 of this prospectus. We will not receive any of the proceeds from the sale of these shares. There are three stock options granted by David E. Chymiak, our Chairman of the Board, and Kenneth E. Chymiak, our President and Chief Executive Officer, to Barron Partners, L.P., each covering 1,000,000 shares of our common stock. The exercise prices of these options are $4.25 per share, $5.25 per share and $6.25 per share, respectively. Their respective expiration dates of these options are ------, 2006, ------, 2006 and ------, 2006. Sales
of shares by the selling shareholders may be effected from time to time in one or more transactions, including block trades, in the over-the-counter market, in negotiated transactions or in a combination of any of these methods of sale.

     The selling price of the shares may be at the market price prevailing at the time of sale, at a price related to such prevailing market price or at a negotiated price. The selling shareholders may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended. See "Plan of Distribution" on page 8 of this prospectus.

     The selling shareholders have sold 500,000 shares that were originally offered pursuant to this prospectus. Additionally, the selling shareholders exercised the first option to purchase 500,000 shares at a price of $4.25 per share and have sold 287,000 of those shares.

     Our common stock is listed on the American Stock Exchange under the symbol AEY. On March 29, 2005, the closing price of our common stock was $4.05 per share.

     Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 4 in this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                 The date of this amended Prospectus is -----------, 2005.

                                TABLE OF CONTENTS
                                                                          Page
                                                                          ----
Where You Can Find More Information                                          3
Summary                                                                      3
Risk Factors                                                                 4
Forward-Looking Statements                                                   6
Use of Proceeds                                                              7
Selling Shareholders                                                         7
Plan of Distribution                                                         8
Description of Securities to be Registered                                   9
Description of Business                                                      9
Description of Property                                                     12
Legal Proceedings                                                           13
Market Price of and Dividends on the Registrant's Common Equity and Related
 Stockholder Matters                                                        13
Selected Financial Data                                                     14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations                                                              15
Quantitative and Qualitative Disclosures About Market Risk                  19
Directors and Executive Officers                                            19
Executive Compensation                                                      20
Security Ownership of Certain Beneficial Owners and Management              22
Certain Relationships and Related Transactions                              23
Legal Opinion                                                               24
Experts                                                                     24
Index to Financial Statements                                              F-1
Index to Unaudited Consolidated Condensed Financial Statements            F-18

WHERE YOU CAN FIND MORE INFORMATION

     You should rely only on the information provided in this prospectus.
We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell these shares of common stock and it is not soliciting an offer to buy these shares of common stock in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

     We file annual reports, quarterly reports, special reports, and other information with the Securities and Exchange Commission ("SEC"). You may read and copy reports, statements or other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "http://www.sec.gov". Information about us can also be found at our website at "www.addvantagetech.com".

     This prospectus, which constitutes a part of a post-effective amendment on Form S-1 to our registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Act, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. This prospectus contains statements concerning documents filed as exhibits.
For the complete text of any of these documents, we refer you to the copy of the document filed as an exhibit to the registration statement.


                                           SUMMARY

    The following summary highlights selected information from this prospectus. Because this is a summary, it does not contain all information about us that may be important to you. You should read this entire prospectus. Unless the context otherwise requires, references in this prospectus to "ADDvantage," "we," "us," and "our" refers to ADDvantage Technologies Group, Inc. and its subsidiaries collectively.

ADDvantage Technologies Group, Inc.

     Based in Broken Arrow, Oklahoma, we are a supplier of a comprehensive line of electronics and hardware for the cable television ("CATV") industry.
Through our six wholly-owned operating subsidiaries, we distribute and service products used to acquire, distribute and protect the broad range of communications signals carried on fiber optic, coaxial cable and wireless distribution systems.

     Through our TULSAT subsidiary, we are an exclusive Scientific-Atlanta Master Distributor for certain legacy products and a distributor for most of Scientific-Atlanta's other products, including a nonexclusive distributor for select transmission and subscriber products sold in Argentina, Bahamas, Belize, Bolivia, Brazil, Caribbean Islands (excluding Cuba), Chile, Costa Rica, Colombia, Dominican Republic, Ecuador, El Salvador, French Guyana, Guatemala, Guyana, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Suriname, Uruguay and Venezuela. Our NCS subsidiary is one of two preferred distributors for Motorola's broadband products. Other subsidiaries distribute products for leading cable equipment original equipment manufacturers such as Standard, Corning-Gilbert, RL Drake Company, Blonder-Tongue Laboratories, Quintech Electronics, Videotek and others. Each of our subsidiaries also operates service repair centers specializing in Motorola, Magnavox, Scientific-Atlanta and Alpha Power Supplies repairs. We are known for carrying hard-to-find items and for our ability to respond quickly to customer needs.

     We sell new, used and refurbished products to customers that provide an array of communications services including television, high-speed data and telephony to single family homes, apartments and institutions such as hospitals, prisons, universities and schools. Some of our customers include large multiple system operations ("MSOs") such as Cablevision, Comcast, Cox and Time Warner; mid-market MSOs such as Cable One and Sequel III; competitive service providers such as Knology and Seren; and private cable companies such as those run by hotels, hospitals, schools and mobile parks.

     Effective September 30, 2004, we redeemed all of the outstanding shares of our Series A 5% Cumulative Convertible Preferred Stock. These shares were redeemed at their stated value of $40.00 per share, or an aggregate payment of $8,000,000 for all of the 200,000 shares redeemed. These shares were beneficially owned 50% by David Chymiak and 50% by Kenneth A. Chymiak and his wife.

     Our mailing address is 1605 East Iola, Broken Arrow, OK 74012, and our telephone number is (918) 251-2887. Our website is www.addvantagetech.com. Except for this prospectus, other information on our website is not and should not be considered a part of this prospectus.

The Offering

  Common Stock offered by selling shareholders                   500,000 shares
  Shares underlying stock options held by selling shareholders 3,000,000 shares Common Stock to be outstanding after the offering, based on
    shares outstanding on March 11, 2005                      10,067,172 shares
  American Stock Exchange symbol                                            AEY

     No shares are being offered or sold by us either directly or through options or warrants. The options have been granted to Barron Partners, L.P. by David Chymiak and Kenneth Chymiak. Thus, neither the sale of any of the offered shares nor exercise of the options will result in an increase in the numbers of outstanding shares of our common stock. The total of 10,067,172 shares of common stock to be outstanding after this offering is based on the number of shares outstanding on March 11, 2005.

     This is a continuous offering and is not underwritten. We cannot predict when or if the selling shareholders will sell their shares or exercise options entitling them to purchase and possibly sell shares underlying the options. This offering assumes that the selling shareholders will exercise all options they hold for purchase of our common stock, for cash and at the current exercise price.

                                 RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before deciding to purchase any shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. Additional risks not presently known, or which we currently consider immaterial also may adversely affect us.

We are highly dependent upon our principal executive officers who also control us.


     At March 14, 2005, David Chymiak, Chairman of the Board, and Kenneth Chymiak, President and Chief Executive Officer, owned approximately 69.5% of our outstanding common stock and 100% of our outstanding preferred stock. Our performance is highly dependent upon the skill, experience and availability of these two persons. Should either of them become unavailable to us, our performance and results of operations would probably be adversely affected to a material extent. In addition, they will continue to own a controlling interest in us, thus restricting our ability to take any action without their approval or acquiescence. Likewise, as shareholders, they may elect to take certain actions which may be contrary to the interests of the other shareholders.

Our business is dependent on our customers' capital budgets.


     Our performance is impacted by our customers' capital spending for constructing, rebuilding, maintaining or upgrading broadband communications systems. Capital spending in the telecommunications industry is cyclical. A variety of factors will affect the amount of capital spending, and therefore, our sales and profits, including:

     *consolidations and recapitalizations in the cable television industry; *general economic conditions;
     *availability and cost of capital;
     *other demands and opportunities for capital;
     *regulations;
     *demands for network services;
     *competition and technology; and
     *real or perceived trends or uncertainties in these factors.

     Developments in the industry and in the capital markets in recent years have reduced access to funding for certain customers, causing delays in the timing and scale of deployments of our equipment, as well as the postponement or cancellation of certain projects by our customers.

     On the other hand, a significant increase in the capital budgets of our customers could impact us in a negative fashion. Much of our inventory consists of refurbished and surplus-new equipment and materials that we have acquired from other cable operators. If our customers seek higher end, more expensive equipment, the demand for our products may suffer.

The markets in which we operate are very competitive, and competitive pressures may adversely affect our results of operations.

The markets for broadband communication equipment are extremely competitive and dynamic, requiring the companies that compete in these markets to react quickly and capitalize on changes. This will require us to make quick decisions and deploy substantial resources in an effort to keep up with the ever-changing demands of the industry. We compete with national and international manufacturers, distributors, resellers and wholesalers including many companies larger than we are.

     The rapid technological changes occurring in the broadband markets may lead to the entry of new competitors, including those with substantially greater resources than we have. Because the markets in which we compete are characterized by rapid growth and, in some cases, low barriers to entry, smaller niche market companies and start-up ventures also may become principal competitors in the future. Actions by existing competitors and the entry of new competitors may have an adverse effect on our sales and profitability. The broadband communications industry is further characterized by rapid technological change. In the future, technological advances could lead to the obsolescence of a substantial portion of our current inventory, which could have a material adverse effect on our business.

Consolidations in the telecommunications industry could result in delays or reductions in purchases of products, which would have a material adverse effect on our business.

     The telecommunications industry has experienced the consolidation of many industry participants, and this trend is expected to continue. We and one or more of our competitors may each supply products to businesses that have merged or will merge in the future. Consolidations could result in delays in purchasing decisions by the merged businesses, and we could play either a greater or lesser role in supplying the communications products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on our business. Mergers among the supplier base also have increased, and this trend may continue. The larger combined companies with pooled capital resources may be able to provide solution alternatives with which we would be at a disadvantage to compete. The larger breadth of product offerings by these consolidated suppliers could result in customers electing to trim their supplier base for the advantages of one-stop shopping solutions for all of their product needs. Consolidation of the supplier base could have a material adverse effect on our business.

Our success depends in large part on our ability to attract and retain qualified personnel in all facets of our operations.


     Competition for qualified personnel is intense, and we may not be successful in attracting and retaining key executives, marketing, engineering and sales personnel, which could impact our ability to maintain and grow our operations. Our future success will depend, to a significant extent, on the ability of our management to operate effectively. The loss of services of any key personnel, the inability to attract and retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and other technical professionals, could negatively affect our business.

We are substantially dependent on certain manufacturers, and an inability to obtain adequate and timely delivery of products could adversely affect our business.

     We are a value added reseller and master distributor for Scientific-Atlanta and a value added reseller of Motorola broadband and transmission products. Should these relationships terminate or deteriorate, or should either manufacturer be unable or unwilling to deliver the products needed by us for our customers, our performance could be adversely impacted. An inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply could affect our ability to ship products on a timely basis. Any inability to reliably ship our products on time could damage relationships with current and prospective customers and harm our business.

We have a large investment in our inventory which could become obsolete or outdated.

     Much of our inventory is acquired from other cable operators and is in the nature of used, refurbished, remanufactured or surplus new equipment. Determining the amounts and types of inventory requires us to speculate to some degree as to what the future demands of our customers will be. Technological changes, consolidation in the industry or competition from other types of broadcast media could substantially reduce the demands for our inventory, which could have a material adverse effect upon our business and financial results.

Our outstanding common stock is very thinly traded.

     While we have approximately 10.1 million shares of common stock outstanding, 69.5% of these shares are beneficially owned at March 14, 2005 by David Chymiak and Kenneth Chymiak and 2.1% are beneficially held by Barron Partners, L.P. As a consequence, only about 28% of our shares of common stock are held by nonaffiliated, public investors and available for public trading. The average daily trading volume of our common stock is low. Thus, investors in our common stock may encounter difficulty in liquidating their investment in a timely and efficient manner.


We have not paid any dividends on our outstanding common stock and have no plans to pay dividends in the future.

     We have not paid any dividends on our common stock. We currently plan to retain our earnings and have no plans to pay dividends on our common stock in the future. We may also enter into credit agreements or other borrowing arrangements which may restrict our ability to declare dividends on our common stock.

Our principal executive officers and shareholders have a number of conflicts of interest with us.

     Certain of our key properties are leased from entities owned by our principal executive officers. Also, these executives have made loans to us in various amounts in the past and were paid interest on these loans. These transactions are described in the proxy statement that is incorporated by reference into this report. These arrangements create certain conflicts of interest between these executives and us that may not always be resolved in a manner most beneficial to us.

Our international operations may be adversely affected by a number of factors.


     Although the majority of our business efforts are focused in the United States, we have international operations in the Philippines, Taiwan, Korea, Japan, Australia, Brazil, Ecuador, Dominican Republic, Honduras and a few other Latin American countries. We currently have no binding agreements or commitments to make any material international investment. Our foreign operations may be adversely affected by a number of factors, including:

  *local political and economic developments could restrict or increase the cost of our foreign operations;
  *exchange controls and currency fluctuations;
  *tax increases and retroactive tax claims could increase costs of our foreign operations;
  *expropriation of our property could result in loss of revenue, property and equipment;
  *import and export regulations and other foreign laws or policies could result in loss of revenues; and
  *laws and policies of the United States affecting foreign trade, taxation and investment could restrict our ability to fund foreign operations or make foreign operations more costly.


                              FORWARD LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this prospectus which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations reflected in such forward-looking statements will prove to have been correct. These statements are subject to a number of risks, uncertainties and developments beyond our control or foresight, including changes in the trends of the cable television industry, technological developments, changes in the economic environment generally, the growth or formation of competitors, changes in governmental regulation or taxation, changes in our personnel and other such factors. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expressed or implied in the forward-looking statements. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Readers should carefully review the risk factors described under "Risk Factors" above.


                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of common stock offered by this prospectus.

                             SELLING SHAREHOLDERS
Background

     On September 24, 2004, David E. Chymiak, our Chairman of the Board and owner at that time of approximately 41.5% of our outstanding common stock and 50% of our outstanding preferred stock, and Kenneth A. Chymiak, our President and Chief Executive Officer and owner at that time, together with his wife, of approximately 37.6% of our outstanding common stock and 50% of our outstanding preferred stock, entered into a stock purchase agreement with Barron Partners, L.P., a Delaware limited partnership whose main offices are in New York, New York, pursuant to which Barron Partners agreed to purchase from the Chymiaks 500,000 shares of our common stock at a price of $3.25 per share.
In the same agreement, Barron Partners was also granted the options described below. As of the date of this amended prospectus, Barron Partners purchased an additional 500,000 shares through partial exercises of Option No. 1. As of March 14, 2005, David E. Chymiak owned 36.7% of our outstanding common stock and 50% of our outstanding preferred stock, and Kenneth A. Chymiak together with his wife owned 32.8% of our common stock and 50% of our outstanding preferred stock. As of March 14, 2005, the 213,000 shares owned by Barron Partners represented approximately 2.1% of our outstanding common stock. Bathgate Capital Partners, LLC received a fee of $97,500 in connection with the sale of the 500,000 shares, a combined fee of $115,000 in connection with the sale of 500,000 shares upon partial exercises of Option 1 by Barron Partners, and will receive additional fees if and to the extent that additional options are exercised.

     Under the stock purchase agreement, Barron Partners was also granted three options to buy up to an additional 3,000,000 shares of common stock from the Chymiaks. The terms of these options are summarized as follows:



       Option   No. of Shares     Exercise Price      Expiration Date*
       ------   -------------     --------------      ----------------
       No. 1      1,000,000           $4.25
       No. 2      1,000,000           $5.25
       No. 3      1,000,000           $6.25



* The expiration date will be extended during any period that Barron Partners is not able to sell shares under the registration statement of which this prospectus is a part.

     Each option can be exercised at any time in whole or in part, except that each exercise must be for a minimum of 150,000 shares. The stock purchase agreement provides that the options are not exercisable to the extent that shares received upon exercise, when added to the shares that Barron Partners then beneficially own, would represent more than 4.99% of our outstanding shares. This restriction can be eliminated by Barron Partners upon 61 days' prior written notice. The 3,500,000 shares covered by the stock purchase agreement represent approximately 34.8% of our outstanding shares of common stock.

     All of the shares which Barron Partners have purchased and which it has the right to acquire under the terms of the stock purchase agreement, including the shares which they are entitled to receive upon exercise of the options, may be offered for sale from time to time by the selling shareholders pursuant to this prospectus. The term "selling shareholders" as used in this prospectus, includes Barron Partners, L.P. and their transferees, pledges, donees and other successors acquiring an interest in the shares after the date of this prospectus.

     The selling shareholders are not obligated to sell their shares. If they do sell their shares, they may be sold pursuant to this prospectus or in another permitted manner. Thus, no assurances can be given as to the number of shares that may be sold by the selling shareholders or that will be held by them upon completion of the sales. Information concerning the selling shareholders may change from time to time and the changed information will be presented in a supplement to this prospectus if and when necessary and required. We do not know whether or when the options will be exercised or how long the selling shareholders may hold their shares before selling them. We currently have no agreements, arrangements or understandings with any of the selling shareholders regarding sales of their shares.

     Barron Partners, L.P. has not had a material relationship with us or any of our subsidiaries within the past three years. They also have sole voting and investment power with respect to the shares that they acquire pursuant to the stock purchase agreement.


                             PLAN OF DISTRIBUTION

     We are registering the offer and sale of the shares covered by this prospectus on behalf of the selling shareholders. As used in this prospectus, the term "selling shareholders" includes donees, pledges, transferees or other successors-in-interest selling shares received from a selling stockholder after the date of this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

     The selling shareholders may sell their shares from time to time in one or more types of transactions (which may include block transactions) on the American Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, at negotiated prices, or at varying prices determined at the time of sale. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders also may resell any of their shares that qualify for sale under Rule 144 in open market transactions pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus.

     The selling shareholders and any broker-dealers that act in connection with the sale of their shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act.

     Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     * the name of the selling stockholder and of the participating broker-dealer(s);
     * the number of shares involved;

     * the price at which the shares were sold;
     * the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
     * that the broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and
     * any other facts material to the transaction.

     We will pay all the costs, expenses and fees related to the registration of the shares offered by this prospectus. The selling shareholders will be responsible for the payment of any brokerage commissions, underwriting fees or discounts or fees or expenses of counsel or advisors attributable to the sale of the shares.

                    DESCRIPTION OF SECURITIES TO BE REGISTERED

     Our authorized capital stock consists of 35,000,000 shares, including (a) 30,000,000 shares of common stock, par value $0.01 per share, of which 10,067,172 shares were issued and outstanding as of March 11, 2005, and (b) 5,000,000 shares of preferred stock, par value $1.00 per share, of which 300,000 have been designated as Series B 7% Cumulative Preferred Stock (the "Preferred Stock"), and of which 300,000 were issued and outstanding as of January 31, 2005. Our outstanding Series A 5% Cumulative Convertible Preferred Stock was redeemed on September 30, 2004.

     Prior to November 24, 2003, our common stock was traded on the OTC Bulletin Board under the symbol ADDM. On November 24, 2003, our common stock began trading on the American Stock Exchange under the symbol AEY.

     The holders of shares of our common stock are entitled to one vote for each share of record held on each matter submitted to shareholders. Shares of our common stock do not have cumulative voting rights for the election of directors. The holders of shares of our common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of our funds that are legally available for the payment of dividends, subject to any prior rights of holders of the Preferred Stock. The holders of shares of our common stock do not have any preemptive rights to subscribe for or purchase any stock, obligations or other securities of ours and have no rights to convert their shares of our common stock into any other securities. Upon any liquidation, dissolution or winding up of the Company, holders of shares of our common stock are entitled to receive pro rata all of our assets available for distribution to shareholders, subject to any prior rights of holders of the Preferred Stock and any other outstanding preferred stock.


                            DESCRIPTION OF BUSINESS

General Development of Business

     ADDvantage Technologies Group, Inc. is an Oklahoma corporation that was
organized on September 20, 1989.   Prior to December 30, 1999, we were known as
ADDvantage Media Group, Inc. ("AMG"). From 1989 through much of 1998, AMG was in the business of providing advertising services, primarily on Shoppers Calculators(r) which are solar powered calculators that attach to the handles of shopping carts. AMG's operations primarily consisted of the implementation of its Shoppers Calculators(r) program in Supercenter stores operated by Wal-Mart Stores, Inc. ("Wal-Mart"). Substantially all of AMG's revenues in 1997 and
1998 were generated from a contract with Wal-Mart. In 1998, Wal-Mart notified AMG of its intent not to renew its contract and AMG began removing the calculators from the Wal-Mart Supercenters. Removal of the calculators was completed in September of 1998. A lawsuit was commenced against Wal-Mart about the same time. This suit was settled in July of 1999 for a nominal payment to AMG.

     AMG began considering alternative business plans and possible business combinations. On September 30, 1999, the former shareholders of TULSAT Corporation (formerly named DRK Enterprises, Inc.) assumed control of AMG pursuant to the Securities Exchange Agreement ("Agreement") entered into on September 16, 1999. Pursuant to the Agreement, the TULSAT shareholders transferred all the issued and outstanding common stock of TULSAT, along with $10,000,000 of TULSAT promissory notes, to ADDvantage Media in exchange for 8,000,000 shares of ADDvantage Media $.01 par value common stock, 200,000 shares of newly issued Series A 5% Cumulative Convertible Preferred Stock, par value $1.00 per share, with a stated value of $40.00 per share (convertible into ADDvantage Media common stock at a price of $4.00 per share), and 300,000 shares of newly issued Series B 7% Cumulative Preferred Stock, par value $1.00 per share, with a stated value of $40.00 per share.

     As a result of this transaction, TULSAT became a wholly owned subsidiary of AMG and the former TULSAT owners acquired approximately 82% of the then issued and outstanding common stock, and 100% of the issued and outstanding preferred stock of AMG. Because the TULSAT shareholders received 82% of the common stock and all the preferred stock, TULSAT was considered the surviving corporation and its past financial results were reported as the historical results of AMG. TULSAT's management assumed management and control of AMG. The transaction was accounted for as a purchase of AMG by TULSAT. On December 30, 1999, AMG changed its name to ADDvantage Technologies Group, Inc.

Current Business

     We are a supplier of a comprehensive line of electronics and hardware for the cable television ("CATV") industry (both franchise and non-franchise, or private cable). Our products are used to acquire, distribute and protect the broad range of communications signals carried on fiber optic, coaxial cable and wireless distribution systems. These products are sold to customers providing an array of communications services including television, high-speed data (internet) and telephony, to single family dwellings, apartments and institutions such as hospitals, prisons, universities, schools, cruise boats and others.

     TULSAT, one of our subsidiaries, is an exclusive Scientific-Atlanta Master Distributor for certain legacy products and distributes most of Scientific-Atlanta's other products. TULSAT has been designated an authorized third party Scientific-Atlanta repair center for selected products. Another subsidiary, NCS Industries, is a leading distributor of Motorola broadband products. Other subsidiaries distribute Standard, Corning-Gilbert, Blonder-Tongue, RL Drake, Quintech and Videotek products. We continue to upgrade our products to stay in the forefront of the communications broadband technology revolution.

     We continue to expand our core product lines (head end and distribution), to maintain the ability to provide electronics equipment needed to build smaller cable systems and much of the equipment needed in larger systems for the most efficient operation and highest profitability in high density areas.

     We also continue to purchase surplus equipment from cable operators and others that become available as a result of upgrades in their systems or overstocks in their warehouses. We maintain one of the industries' largest inventories of new and refurbished equipment, allowing us to provide products within a short period of time. Each of our six locations operates service centers specializing in Motorola, Magnavox, Scientific-Atlanta and Alpha Power Supplies repairs.

Overview of the Industry

     We participate in markets for equipment sold primarily to cable operators and other related parties. As internet usage by households continues to increase, more customers are electing to switch from dial-up access services to high-speed services, particularly those offered by cable operators in the United States. Within the last few years, certain cable operators have begun to offer a "triple-play" bundle of services that includes voice, video and high-speed data over a single network with the objective of capturing higher average revenues per subscriber. We believe cable operators are well positioned to deliver next-generation voice, video and data services because cable operators have invested significantly over the past few years to upgrade their cable plants to digital networks. These upgrades allow them to leverage their incumbent video and high speed data positions further. Many cable operators have well-equipped networks to offer video and two-way high-speed data services to over 90% of their subscribers and through their existing Hybrid Fiber Co-axial (HFC) infrastructure, are capable of delivering symmetrical high-bandwidth video, voice and data to their subscribers.

     For the past couple of years, we believe that we have been able to provide the products and services sought after by cable operators as they establish and expand their services and territories. Our relationships with our principal vendors, Scientific-Atlanta and Motorola, provide solutions with products that are required to implement and support existing cable operators. These relationships and our inventory are key factors in our significant revenue and profits.

     We are focused on the opportunities provided by technological changes in fiber-to-the premises, the expansion of bandwidth, and our recent appointment as a Scientific-Atlanta International Distributor for Latin America. We will continue to stock legacy CATV equipment as well as digital and optical broadband telecommunications equipment from major suppliers so we can provide our customers one-stop shopping and access to "hard-to-find" products by reducing customer downtime by our having the product in stock. Our customers consult with us for solutions for various products and configurations. We have the technical know-how from our experienced sales support staff. Through our six "world-class" service centers that provide warranty and out-of-warranty repairs, we continue to reach new customers.

Business of the Company

     We continue to add products and services to maintain and expand our current customer base in North America, Latin America, Europe and the Far East. Recently, Scientific-Atlanta has appointed one of our subsidiaries, Tulsat Corporation, to become one of their non-exclusive distributors in Latin America. Since the appointment, management has made several trips to the area, visiting with relationships that had previously been developed by our new sales associate for this area. In addition, Tulsat has contracted for 12 months of advertising in the leading magazine for the cable equipment market in this area and Spain.

     Economics seem to be improving for the international cable operators in Latin America. The continuing advances in technology, products and services will continue to create a better financial model for potential customers. We require prepayment of purchases or letters of credit from U.S. banks prior to shipment of products to most international customers. Recently, we have found several other methods of guaranteeing payment through insurance companies or government agencies. The successful implementation of alternative methods of payments should put our companies in a better position to capture market share.

     Geographic Areas

Revenues by geographic areas are as follows:


                                         Year ended September 30,
                           ---------------------------------------------
                                   2004       2003        2002
                           ---------------------------------------------
Geographic Area

     United States            $46,163,254   $32,026,494   $24,710,724
     Latin America, Mexico,
       and Other                  908,075     1,301,251       698,207
                           ---------------------------------------------
                              $47,071,329   $33,327,745   $25,408,931
                           =============================================



Revenues attributed to geographic areas are based on the location of the customer. All of our long-lived assets are located in the United States.

     Products and Services

     In fiscal year 2004, our sales of new products represented 70% of our revenue and re-manufactured product sales represented 20% of our revenues. Repair services contributed the remaining 10% of our revenues.

     In fiscal year 2003, our sales of new products represented 59% of our revenue and re-manufactured product sales represented 27% of our revenues. Repair services contributed the remaining 14% of our revenues.

     In fiscal year 2002, our sales of new and surplus products represented 46% of our revenue and re-manufactured product sales represented 38% of the revenues. Repair services contributed the remaining 16% of our revenues.

     Headend products are used by a system operator for signal acquisition, processing and manipulation for further transmission. Among the products we offer in this category are satellite receivers (digital and analog), integrated receiver/decoders, demodulators, modulators, antennas and antenna mounts, amplifiers, equalizers and processors. The headend of a television signal distribution system is the "brain" of the system, the central locations where the multi-channel signal is initially received, converted and allocated to specific channels for distribution. In some cases, where the signal is transmitted in encrypted form or digitized and compressed, the receiver will also be required to decode the signal.

     Fiber products are used to transmit the output of cable system headend to multiple locations using fiber optic cable. Among the products offered are optical transmitters, receivers, couplers, splitters and compatible accessories. These products convert RF frequencies to light frequencies and launch them on optical fiber. At each receiver site, an optical receiver is used to convert the signals back to RF VHF frequencies for distribution to subscribers.

     Distribution products are used to permit signals to travel from the headend to their ultimate destination in a home, apartment, hotel room, office or other terminal location along a distribution network of fiber optic or coaxial cable. Among the products we offer in this category are optical transmitters, optical receivers, line extenders, broadband amplifiers, directional taps and splitters.

     Other hardware such as test equipment, connector and cable products are also inventoried and sold to our customers.

     Sales and Marketing

     We market and sell our products to franchise and private cable operators, system contractors and others directly. Our sales and marketing are predominantly performed by our internal sales force. We also have sales representatives in particular geographic areas. The majority of our sales activity is generated through personal relationships developed by our sales personnel and executives, referrals from manufacturers we represent, advertising in trade journals, telemarketing and direct mail to our customer base in the United States. We have developed contacts with the major CATV operators in the United States and we are constantly in touch with these operators regarding their plans for upgrading or expansion and their needs to either purchase or sell equipment. In 2004, we purchased approximately 39% of our inventory from Scientific-Atlanta and approximately 14% of our inventory from Motorola. The concentration of suppliers of our inventory subjects us to risk. We also purchase a large amount of our inventory from cable operators who have upgraded or are in the process of upgrading, their systems.

     Competition

     The CATV industry is highly competitive with numerous companies competing in various segments of the market. There are a number of customers throughout the United States engaged in buying and selling re-manufactured CATV equipment. Most of our competitors are not able to maintain the large inventory we maintain due to capital requirements. In terms of sales and inventory, we are the largest in this industry, providing both sales and service of new and re-manufactured CATV equipment.

     We also face competition from manufacturers and other vendors supplying new products. Due to our large inventory, we generally have the ability to ship and supply products to our customers from our large inventory without having to wait for the manufacturers to supply the items.

     Significant Customers

     We are not dependent on one or a few customers to support our business. The customer base consists of over 1,200 active accounts. Sales to Power and Telephone Supply Company accounted for approximately 11.9% of our revenues in fiscal 2004. Approximately 23% of our revenues for fiscal year 2004 and approximately 33% for 2003 were derived from sales of products and services to our five largest customers. There are approximately 6,000 cable television systems within the United States, each of which is a potential customer.

     Personnel

     At February 28, 2005, we had 137 employees. Management considers its relationships with its employees to be excellent. Our employees are not unionized and we are not subject to any collective bargaining agreements.

     Segments

     We operate in one business segment.

                             DESCRIPTION OF PROPERTY

     Each subsidiary owns or leases property for office space and warehouse facilities. Tulsat Corporation ("TULSAT") leases a total of approximately 133,050 square feet of facilities in seven buildings from entities which are controlled by David E. Chymiak, Chairman of the Board and Kenneth A. Chymiak, President and Chief Executive Officer. Each lease has a renewable five-year term, expiring at different times through 2008. At September 30, 2004, total monthly rental payments of $38,800 were required. ADDvantage Technologies Group of Nebraska, Inc. (dba "Lee Enterprise") owns property of approximately 8,000 square feet, with an investment of $267,000. NCS Industries, Inc. ("NCS") owns property of approximately 12,000 square feet, with an investment of $567,000, financed by loans of $419,000, due in monthly payments through 2013 at an interest rate of 5.5% through 2008, converting thereafter to prime minus 1/4%. NCS also rents property of approximately 2,000 square feet, with monthly rental payments of $1,200 through November 2005. ADDvantage Technologies Group of Missouri, Inc. (dba "ComTech Services") owns property of approximately 11,000 square feet, with an investment of $343,000. ADDvantage Technologies Group of Texas, Inc. ("TULSAT-Texas") owns property of approximately 13,000 square feet, with an investment of $150,000. TULSAT -Atlanta, LLC ("Tulsat-Atlanta") rents property of approximately 4,300 square feet. The term is month-to-month, with monthly rental payments of approximately $2,400. We believe that our current facilities are adequate to meet our needs.


LEGAL PROCEEDINGS

     From time to time in the ordinary course of business, we have become a defendant in various types of legal proceedings. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

             MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Prior to November 24, 2003, our common stock was traded on the OTC Bulletin Board under the symbol ADDM. On November 24, 2003, our common stock began trading on the American Stock Exchange under the symbol AEY.

     The following table sets forth, for the quarterly periods indicated of fiscal 2003 and the first quarter (through November 23, 2003) of fiscal 2004, the high and low bid quotations per share for our common stock as quoted on the OTC bulletin board. These quotations represent inter-dealer prices without an adjustment for retail mark-ups, mark-downs or commissions and may not represent actual transactions. From November 24, 2003 through March 14, 2005, the table sets forth the high and low sales prices on the American Stock Exchange for the quarterly periods indicated.



Year Ended September 30, 2003                        High           Low
-----------------------------                        ----           ---

First Quarter                                       $0.90          $0.52
Second Quarter                                      $2.10          $0.60
Third Quarter                                       $2.50          $1.40
Fourth Quarter                                      $4.50          $1.60


Year Ended September 30, 2004                        High           Low
-----------------------------                        ----           ---

First Quarter                                       $6.05          $3.00
Second Quarter                                      $5.90          $4.00
Third Quarter                                       $6.90          $4.66
Fourth Quarter                                      $5.30          $3.35


Year Ended September 30, 2005
-----------------------------

First Quarter                                       $6.08          $3.88
Second Quarter (through March 14, 2005)             $5.94          $4.05


     Substantially all of the holders of our common stock maintain ownership of their shares in "street name" accounts and are not, individually, shareholders of record. As of March 10, 2005, there were approximately 80 holders of record of our common stock. However, we believe there are in excess of 500 beneficial owners of our common stock.

Dividend Policy

       We have never declared or paid a cash dividend on our common stock. It has been the policy of our Board of Directors to use all available funds to finance the development and growth of our business. The payment of cash dividends in the future will be dependent upon our earnings and financial requirements and other factors deemed relevant by our Board of Directors.
Under the terms of our outstanding preferred stock, no dividends may be paid on our common stock unless all cumulative cash dividends due on the preferred stock have been paid or provided for.

     Under the terms of our credit agreement, if we are in default under that agreement, we must have the prior written consent of our lender in order to declare or pay any dividends on, or make any other distribution with respect to any shares of our capital stock, or make any advances or loans to stockholders.

Equity Compensation Plan Information

     The following table summarizes information as of September 30, 2004 regarding our common stock reserved for issuance under our equity compensation plan.

                                                        Number of Securities
                                           Weighted-   Remaining Available for
              Number of Securities to      Average      Future Issuance Under
                  be Issued Upon        Exercise Price  the Plans (Excluding
              Exercise of Outstanding   of Outstanding  Securities Reflected in
                    Options                Options          Column (a))
Plan Category         (a)                     (b)               (c)

Equity Compensation Plans
                   131,125                   $2.83             811,041
Approved by Security
 Holders
Equity Compensation Plans
                       -                       -                  -
 Not Approved by Security
 Holders

 TOTAL             131,125                   $2.83             811,041


                                 SELECTED FINANCIAL DATA

                          SELECTED CONSOLIDATED FINANCIAL DATA
                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                Year ended September 30,
                                ------------------------
                               2004       2003       2002      2001      2000
                               ----       ----       ----      ----      ----

Net Sales and service income $47,071    $33,327    $25,409   $22,885   $22,003

Income from operations         9,484      6,197      3,550     4,855     6,134

Net income                     5,814      4,493      2,201     2,851     3,708

Earnings per share
Basic                        $   .46    $   .33    $   .10   $   .16   $   .25
Diluted                      $   .41    $   .30    $   .10   $   .16   $   .24

Total assets                 $32,359    $31,748    $26,531   $25,335   $21,951
Long-term obligations inclusive
 of current maturities       $11,610    $ 6,912    $ 6,276   $ 6,253   $ 5,039

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Overview

     We are a Value Added Reseller ("VAR") for selected Scientific-Atlanta and Motorola broadband new products. We also specialize in the sale of refurbished, previously-owned cable television ("CATV") equipment to CATV operators and other broadband communication companies. Within the last three years, we have become distributors for several different manufacturers of equipment and other related products. It is through our development of these relationships that that we have focused our initiative to market our products and services to the larger cable multiple system operators ("MSOs"). As a result, our overall sales increased for the first three months of fiscal 2005. We continue to believe that as cable companies look at expanding their services in key markets and to remain competitive during this period of economic recovery, there will be an emphasis on minimizing their costs, thus creating a higher demand for our repair services and surplus-new equipment.

Results of Operations

Comparison of Results of Operations for the Three Months Ended December 31, 2004 and December 31, 2003

Net Sales. Net sales increased $969,000, or 8.6%, to $12.3 million in the first quarter of fiscal 2005, from $11.3 million for the same period in fiscal 2004, primarily due to the positive results of our marketing initiatives and distributor relationships discussed in the previous paragraph. New equipment sales were up 17.6% to $8.9 million for the current period, compared with $7.6 million for the same period of fiscal 2004. Sales of remanufactured equipment decreased by 14.8% to $2.2 million for the current period, compared with $2.6 million in the same period last year. Repair service revenues were up 1.4% to $1.14 million for the current quarter, compared with $1.13 million for the same period last year.

Costs of Sales. Costs of sales includes (i) the costs of new and refurbished equipment, on a weighted average cost basis, sold during the period, (ii) the equipment costs used in repairs, (iii) the related transportation costs, and
(iv) the labor and overhead directly related to these sales. Costs of sales increased to $7.4 million for the first quarter of fiscal 2005 from $6.7 million for the same period of fiscal 2004. The increase was primarily due to the increase in sales for the period. Costs of sales for new and refurbished equipment increased slightly to 66.3% of net sales income for 2005 from 66.1% of net sales income for 2004. Costs of sales for repair services increased to 72.7% of net service income for 2005 from 62.3% of net service income for 2004. This increase was due primarily to more high-end hybrid and fiber optic equipment being repaired, which involves a higher relative cost of material.

Gross Profit. Gross profit climbed $186,000 or 4.8% to $4.1 million for the first quarter of fiscal 2005 from $3.9 million for the same period in fiscal 2004. The gross margin percentage was 33.1% for the current quarter, compared to 34.3% for the same quarter last year. The percentage decrease was primarily due to an increase in sales of new and surplus equipment, which are accompanied by margins lower than that of re-manufactured equipment, and the increase in costs of sales for repair services discussed above.

Operating, Selling, General and Administrative Expenses. Operating, selling, general and administrative expenses include all personnel costs, including fringe benefits, insurance and taxes, occupancy, transportation (other than freight-in), communication and professional services, among other less significant accounts. Operating, selling, general and administrative expenses decreased by $61,000 in the first quarter of fiscal 2005, to $1.51 million from $1.57 million for the same period in 2004, a decrease of 3.9%. The decrease in operating, selling, general and administrative expenses was primarily due to decreases in maintenance and utilities expenditures during the three months ended December 31, 2004.

Income from Operations.   Income from operations rose $255,000, or 11.4%, to
$2.49 million for the first quarter of fiscal 2005 from $2.23 million for the same period last year. This increase was primarily due to increases in sales to the larger MSOs, partially offset by the increase in costs of sales in 2005.

Interest Expense. Interest expense for the three months ended December 31, 2004 was $146,154 compared to $55,753 for the same period last year. The increase was primarily attributable to the increase in notes payable at September 30, 2004. The weighted average interest rate paid on our outstanding borrowings increased to 5.3% for 2005 from 2.75% for 2004.

Income Taxes. The provision for income taxes for fiscal 2005 increased to $828,000 from $785,000 in fiscal 2004. This increase was primarily due to higher pre-tax earnings in fiscal 2005.

Year Ended September 30, 2004, Compared to Year Ended September 30, 2003 (all references to years are to fiscal years)

Net Sales. Net sales climbed $13.7 million or 41.2% to $47.1 million for 2004 from $33.3 million for 2003. Sales of new and refurbished equipment increased 47.3% from $28.8 million in 2003 to $42.4 million for 2004, primarily due to the positive results of our marketing initiatives and the strengthening of our distributor relationships. Sales of new Scientific-Atlanta and Motorola equipment increased substantially as we strengthened our strategic alliances with these manufacturers. Repair service revenues increased by 2.7% from $4.5 million last year to $4.6 million this year. The increase in repair services was due to the continued focus of being a leading repair service provider for both warranty and non-warranty repairs.

Costs of Sales. Costs of sales includes the costs of new and refurbished equipment, on a weighted average cost basis, sold during the period, the equipment costs used in repairs, and the related transportation costs. Costs of sales this year were 61.2% of net sales compared to 57.2% last year. Costs of sales for new and refurbished equipment increased to 65.2% of net sales for 2004 from 63.3% of net sales for 2003. This was primarily due to the higher proportion in 2004 of sales of new equipment, which has margins lower than that of refurbished equipment. Costs of sales for repair services increased to 24.6% of net sales for 2004 from 19.9% of net sales for 2003. This increase was due primarily to the high-end hybrid and fiber optic equipment being repaired, which involves a higher relative cost of material.

Gross Profit. Gross profit climbed $4.0 million, or 28.1%, to $18.3 million for fiscal 2004 from $14.3 million for fiscal 2003. The gross margin percentage was 38.8% for the current year, compared to 42.8% for last year. The percentage decrease was primarily due to an increase in sales of new and surplus equipment, which is accompanied by margins lower than that of re-manufactured equipment or repairs.

Operating, Selling, General and Administrative Expenses. Operating, selling, general and administrative expenses include all personnel costs, including fringe benefits, insurance and taxes, occupancy, transportation, communication and professional services, among other less significant accounts. Operating, selling, general and administrative expenses increased by $693,000 for fiscal 2004 to $8.5 million from $7.8 million in 2003, an increase of 8.9%. The increase in operating, selling, general and administrative expenses was primarily due to increases in salaries and wages and the incurrence of fees for the Company's commencement of trading on the American Stock Exchange.

Income from Operations. Income from operations increased $3.3 million, or 53.1%, to $9.5 million for 2004 from $6.2 million for 2003. This increase was primarily due to increases in sales of new equipment to the larger MSOs, partially offset by the lower margins received and the increase in our operating, selling, general and administrative expenses.

Interest Expense. Interest expense for fiscal 2004 was $158,000 compared to $217,000 in fiscal 2003. The decrease was primarily attributable to a lower average interest rate on our line of credit and the lower average balances outstanding on this line during 2004. The weighted average interest rate paid on the line of credit decreased to 2.85% for 2004 from 2.98% for 2003.

Income Taxes. The provision for income taxes for fiscal 2004 increased to $3.5 million from $1.5 million in fiscal 2003. The increase was primarily due to higher pre-tax earnings in fiscal 2004 and a reduction in fiscal 2003 of the Company's allowance against deferred tax assets due to favorable tax developments during that period. For a more complete discussion of income taxes, please see "Note 4 - Income Taxes" in the notes to the consolidated financial statements.

Year Ended September 30, 2003, Compared to Year Ended September 30, 2002 (all references to years are to fiscal years)

Net Sales. Net sales climbed $7.9 million or 31.2% to $33.3 million for 2003 from $25.4 million for 2002. Sales of new and refurbished equipment increased 33.9% from $21.5 million for 2002 to $28.8 million for 2003 as we strengthened our role as a Master Distributor for several of Scientific-Atlanta's legacy products and increased sales of Motorola products. Our focus on increasing repair revenue resulted in a 15.8% increase in those revenues, from $3.9 million for 2002 to $4.5 million for 2003. The increase in repair services was due to the continued focus of being a leading repair service provider and the expansion of our repairs sales to our Atlanta operations which began in June of 2002.

Costs of Sales. Costs of sales includes the costs of new and refurbished equipment, on a weighted average cost basis, sold during the period, the equipment costs used in repairs, and the related transportation costs. Costs of sales for 2003 were 57.2% of net sales compared to 56.6% for 2002. Costs of sales for new and refurbished equipment decreased slightly to 63.3% of net sales for 2003 from 63.8% of net sales for 2002. This was primarily due to the write-down of inventory in 2002 of $1.4 million, partially offset by the allowance for obsolete inventory recorded in 2003 of $447,000. Costs of sales for repair services increased to 19.9% of net sales for 2003 from 16.9% of net sales for 2002. This increase was due primarily to the increase in our repairs on more high-end hybrid and fiber optic equipment, which involve a higher relative cost of material.

Operating, Selling, General and Administrative Expenses. Operating, selling, general and administrative expenses includes all personnel costs, including fringe benefits, insurance and taxes, occupancy, transportation (other than freight-in), communication and professional services, among other less significant accounts. Operating, selling, general and administrative expenses increased $629,000 or 8.8% in 2003 over the previous year. Most of this increase was directly attributable to the commencement of operations of Tulsat-Atlanta in June 2002, coupled with an expanding sales force and other added expenses incurred to meet the marketing initiatives described previously.

Income from Operations. Income from operations increased 74.6% to $6.2 million for 2003 from $3.5 million for 2002. This increase was primarily due to the increase in net sales and the inventory write-down in 2002, partially offset by the charge in 2003 to reduce inventory for obsolete equipment and the increase in our operating, selling, general and administrative expenses.

Interest Expense. Interest expense for fiscal 2003 was $217,000 compared to $245,000 in fiscal 2002. The decrease was primarily attributable to a lower average interest rate on our line of credit, partially offset by higher average balances outstanding on this line during 2003. The weighted average interest rate paid on the line of credit decreased to 2.98% for 2003 from 3.67% for 2002.

Income Taxes. The provision for income taxes for fiscal 2003 increased to $1.5 million from $1.1 million in fiscal 2002. The increase was primarily due to higher pre-tax earnings, partially offset by a favorable impact from changes in the deferred tax valuation allowance. For a more complete discussion of income taxes, please see "Note 4 - Income Taxes" in the notes to the consolidated financial statements.

Critical Accounting Policies

     Note 1 to the Consolidated Financial Statements in this prospectus includes a summary of the significant accounting policies or methods used in the preparation of our Consolidated Financial Statements. Some of those significant accounting policies or methods require us to make estimates and assumptions that affect the amounts reported by us. We believe the following items require the most significant judgments and often involve complex estimates.

    General
    -------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates and judgments on historical experience, current market conditions, and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant estimates and assumptions relate to the carrying value of our inventory and, to a lesser extent, the adequacy of our allowance for doubtful accounts.

     Inventory Valuation

     Inventory consists of new and used electronic components for the cable television industry. Inventory is stated at the lower of cost or market. Market is defined principally as net realizable value. Cost is determined using the weighted average method.

     We market our products primarily to MSOs and other users of cable television equipment who are seeking products of which manufacturers have discontinued production, or are seeking shipment on a same-day basis. Our position in the industry requires us to carry large inventory quantities relative to quarterly sales, but also allows us to realize high overall gross
profit margins on our sales.   Carrying these large inventories represents our
largest risk. For individual inventory items, we may carry inventory quantities that are excessive relative to market potential, or we may not be able to recover our acquisition costs for sales we are able to make in a reasonable period. Over the past two years, our investment in inventory has shifted to become predominantly new products purchased from manufacturers and "surplus-new" products, which are unused products purchased from other distributors or MSOs.

     In order to address the risks associated with our investment in inventory, we regularly review inventory quantities on hand and reduce the carrying value by recording a provision for excess and obsolete inventory based primarily on inventory aging and forecasts of product demand and pricing. The broadband industry is characterized by changing customer demands and changes in technology that could result in significant increases or decreases of inventory pricing or increases in excess or obsolete quantities on hand. Our estimates of future product demand may prove to be inaccurate; in which case the provision required for excess and obsolete inventory may have been understated or overstated. Although every effort is made to ensure the accuracy of internal forecasting, any significant changes in demand or prices could have a significant impact on the carrying value of our inventory and reported operating results. Demand for some of the items in our inventory has been impacted by recent economic conditions present in the cable industry. As of September 30, 2004, we have reduced inventories by recording an allowance for excess and obsolete inventories totaling $1,093,000. No addition to this allowance was recorded during the three months ended December 31, 2004. An allowance of $201,000 was recorded during the three months ended December 31, 2003.

     Accounts Receivable Valuation
     -----------------------------

     Management judgments and estimates are made in connection with establishing the allowance for doubtful accounts. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Significant changes in customer concentration or payment terms, deterioration of customer creditworthiness, or weakening in economic trends could have a significant impact on the collectibility of receivables and our operating results. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. At December 31, 2004, accounts receivable, net of allowance for doubtful accounts of $68,000, amounted to $5.1 million.

Liquidity and Capital Resources

     We have a line of credit with the Bank of Oklahoma under which we are authorized to borrow up to $7.0 million at a borrowing rate based on the prevailing 30-day LIBOR rate plus 2.0% (4.4% at December 31, 2004.) This line of credit will provide the lesser of $7.0 million or the sum of 80% of qualified accounts receivable and 50% of qualified inventory in a revolving line of credit for working capital purposes. The line of credit is collateralized by inventory, accounts receivable, equipment and fixtures, and general intangibles and had an outstanding balance at December 31, 2004, of $2.4 million, due September 30, 2005. We intend to renew the agreement at the maturity date under similar terms.

     An $8 million amortizing term note with Bank of Oklahoma was obtained to finance the redemption of the outstanding shares of our Series A Convertible Preferred Stock at September 30, 2004. The outstanding balance on this note was $7.7 million at December 31, 2004. The note is due on September 30, 2009, with monthly principal payments of $100,000 plus accrued interest, and the note bears interest at the prevailing 30-day LIBOR rate plus 2.50%. An interest rate swap was entered into simultaneously with the note on September 30, 2004, which fixed the interest rate at 6.13%. Notes payable secured by real estate of $375,270 are due in monthly payments through 2013 with interest at 5.5% through 2008, converting thereafter to prime minus .25%.

     We finance our operations primarily through internally generated funds and the bank line of credit. Monthly payments of principal for notes payable and loans used to purchase buildings total $1.2 million in the next 12 months.
 We expect to fund these payments through cash flows from operations.

              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market rate risk for changes in interest rates relates primarily to our revolving line of credit. The interest rates under the line of credit fluctuate with the LIBOR rate. At December 31, 2004, the outstanding balances subject to variable interest rate fluctuations totaled $2.4 million. Future changes in interest rates could cause our borrowing costs to increase or decrease.

     We maintain no cash equivalents. However, we entered into an interest rate swap on September 30, 2004, in an amount equivalent to the $8 million notes payable in order to minimize interest rate risk. Although the note bears interest at the prevailing 30-day LIBOR rate plus 2.50%, the swap effectively fixed the interest rate at 6.13%. The fair value of this derivative, $16,514 at December 31, 2004, will increase or decrease opposite any future changes in interest rates. All sales and purchases are denominated in U.S. dollars.


                          DIRECTORS AND EXECUTIVE OFFICERS

     The names, ages and business experience of our directors are set forth below. Ages are as of March 23, 2005. The term of each director is one year and expires at each annual shareholders' meeting. Our only executive officers are David E. Chymiak and Kenneth A. Chymiak, whose positions are set forth below.

David E. Chymiak            Director since 1999

     David E. Chymiak, 60, has been the Chairman of our board since 1999. He is also the President and a director of our wholly owned subsidiary, TULSAT Corporation, which he and Kenneth A. Chymiak acquired in 1985. David E. Chymiak is the brother of Kenneth A. Chymiak, our President and Chief Executive Officer.

Kenneth A. Chymiak          Director since 1999

     Kenneth A. Chymiak, 58, has been our President and Chief Executive Officer since 1999. He has also been the Executive Vice President and a director of our wholly owned subsidiary, TULSAT Corporation, which he acquired with David
E. Chymiak in 1985, since 1985. Kenneth A. Chymiak is the brother of David E. Chymiak, our Chairman of the Board since 1999.

Freddie H. Gibson           Director since 1999

     Freddie H. Gibson, 57, has been with the Heat Transfer Equipment Company in Tulsa, Oklahoma since 1988. First as CEO, he has served since 1994 as the President with responsibilities for the financial and accounting controls, financial reporting, management of staff coordination and short and long-term planning. Previously, Mr. Gibson had been President of Interactive Computer Systems from 1980-1988. Also, he was the Controller and Systems Manager for two other companies and began his career with Arthur Andersen & Co. in their administrative services division. Mr. Gibson holds a Bachelor of Science degree in Business Administration from Oklahoma State University, graduating with honors.

Stephen J. Tyde             Director since 1999

     Stephen J. Tyde, 58, is the founder of The Pump & Motor Works, Inc., a re-manufacturer of industrial pumps, motors, transformers and switchgear (to 20,000 hp). After 20 years in the turbo machinery business, Mr. Tyde started The Pump & Motor Works in 1989 and developed it to a multi-million dollar operation before his divestiture in 2001. During that time, Mr. Tyde oversaw all aspects of the company and retained personal responsibility for financial planning, reporting and controls. He continues to serve on a part time basis as Vice President. Mr. Tyde is currently the sole owner and COO of P&MW Holding, Inc., an industrial real estate company. Steven J. Tyde received an undergraduate degree in Business Administration from The Ohio State University, a Masters Degree in Business Administration from George Washington University, and has studied engineering at the University of Pittsburgh.

Henry F. McCabe             Director since 2004

     Henry F. McCabe, 82, is Chairman of the Board of McCabe Minerals Inc. in Tulsa, Oklahoma, where he has been employed since 1976. McCabe Minerals operates manufacturing and processing plants in the states of Nebraska, Kansas and Oklahoma, which provide granules for asphalt shingle manufacturers. Mr. McCabe was Co-Founder of the company in 1976 and engages in numerous other business enterprises.



Audit Committee

     Our Board of Directors has designated an Audit Committee, composed of three members: Stephen J. Tyde, Freddie H. Gibson and Henry F. McCabe.

Audit Committee Financial Expert

     The Securities and Exchange Commission has adopted rules pursuant to the provisions of the Sarbanes-Oxley Act requiring audit committees to include an "audit committee financial expert," defined as a person who has the following attributes:

1) an understanding of generally accepted accounting principles and financial statements;

2) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

4) an understanding of internal control over financial reporting; and

5) an understanding of audit committee functions.

An individual will have to possess all of the attributes listed above to qualify as an audit committee financial expert. The Audit Committee member currently serving in this capacity is Stephen J. Tyde, an independent director.


                           EXECUTIVE COMPENSATION


                         Summary Compensation Table
                             Executive Officers


The following table sets forth the compensation for our two executive officers for the periods indicated:


                             Annual Compensation         Long-Term Compensation
                             -------------------         ----------------------
                                                                       Number
                                                        Other        of Shares
                                                       Annual          Under-
                                                       Compen          lying
Name and                               Salary   Bonus  sation         Options
Principal Position             Year    ($)(1)    ($)   ($)(2)         Granted
------------------             ----    ------   -----  ------         -------

David E. Chymiak               2004   225,000    -0-   10,837          1,000
 Chairman                      2003   225,000    -0-   10,240          1,000
                               2002   225,000    -0-   10,000          1,000

Kenneth A. Chymiak             2004   225,000    -0-   10,837          1,000
 President and                 2003   225,000    -0-   10,240          1,000
Chief Executive Officer        2002   225,000    -0-   10,000          1,000
     --------------------
(1) These amounts represent the salaries paid to these officers by TULSAT Corporation, our wholly owned subsidiary.
(2) Other annual compensation represents, in 2004, 2003, and 2002 our contributions on behalf of each of the individuals to our 401(k) Plan.


                            Option Grants During Fiscal 2004

     The following table sets forth information regarding options granted during fiscal 2004 to named executive officers.

                                                   Potential Realizable Value at
                 Shares      % of Total                Assumed Annual Rate of
                 Under-    Options Granted          Stock Price Appreciation for
             lying Options  to Employees  Exercise  Expiration   Option Term (2)
Name            Granted (1) Fiscal Year Price($/Sh)   Date      5%         10%
----         -----------   ----------- -----------    ----      --         ---

Kenneth A. Chymiak 1,000      25.0%      $ 4.40      3/1/14     $2,767   $7,012
David E. Chymiak   1,000      25.0%      $ 4.40      3/1/14     $2,767   $7,012


(1) These options are fully vested and exercisable at date of grant.
(2) The dollar amounts under these columns represent the potential realizable value of each grant of option assuming that the market price of our Common Stock appreciates in value from the date of grant at the 5% and 10% annualized rates prescribed by the Securities and Exchange Commission for purposes of this table and are not intended to forecast possible future appreciation, if any, of the price of our Common Stock.


                   Option Exercises and Year-End Option Value Table

     There were no stock options exercised by the named executive officers during fiscal 2004. The following table sets forth information regarding the value of unexercised stock options held by each of the named executive officers as of the year ended September 30, 2004.


               Number of          Number of Shares of Common   Value of Unexercised In-
                 shares           Stock Underlying Unexercised  the-Money Options at
             Acquired on  Value   Options at September 30,2004   September 30, 2004
               Exercise  Realized  Exercisable  Unexercisable  Exercisable  Unexercisable
               --------  --------  -----------  -------------  -----------  -------------
Name
----
Kenneth A. Chymiak -        -         5,000           -           $8,315         -
David E. Chymiak   -        -         5,000           -           $8,315         -


Compensation of Directors

     We pay our three non-employee directors $500 per quarter and $500 for each board meeting and $250 for each committee meeting or telephonic board or committee meeting the director attends. The chairman of the audit committee receives an additional $250 per quarter. In addition, directors are eligible to receive awards of options to purchase 1,000 shares of our common stock each year after the annual shareholders meeting. We reimburse all directors for out-of-pocket expenses incurred by them in connection with their service on our board and any board committee. During the fiscal year ended September 30, 2004, Henry McCabe, Fred Gibson and Steve Tyde received director's fees of $2,000, $2,750 and $3,000, respectively. All of the directors with the exception of Henry McCabe received an award of stock options to purchase 1,000 shares of common stock at an exercise price of $4.40 per share. Directors who were our employees received no additional cash compensation for their services on our board of directors.

Compensation Committee Interlocks and Insider Participation

     During 2004, the Compensation Committee was composed of Stephen J. Tyde, Freddie H. Gibson and Henry F. McCabe, all of whom are non-employee directors.
 During 2004, none of our executive officers served on the board of directors or on the compensation committee of any other entity who had an executive officer that served either on our Board of Directors or on its Compensation Committee.

                           SECURITY OWNERSHIP OF
                 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock or preferred stock beneficially owned (as of March 14, 2005) by:

 * each person known by us who beneficially owns more than 5% of any class of our voting stock;

 * each director and nominee for director;

 * each executive officer named in the Summary Compensation Table on page 20, and

 * our directors and executive officers as a group.

Except as otherwise indicated, the beneficial owners listed in the table have sole voting and investment powers of their shares.

                             Beneficial Ownership

                                                     Number of
                               Number of             Shares of
                               Shares of             Series B
                                Common               Preferred
                                 Stock    Percent     Stock     Percent
Name and Addres of          Beneficially    of     Beneficially    of
 Beneficial Owner             Owned (1)   Class(1)    Owned      Class
----------------              ---------   --------    -----      -----
David E. Chymiak             3,689,900(2)   36.7%    150,000     50.0%
1605 E. Iola
Broken Arrow, OK 74012

Kenneth A. Chymiak (4)       3,306,000(2)   32.8%    150,000     50.0%
1605 E. Iola
Broken Arrow, OK 74012

Stephen J. Tyde                 27,000(2)     *        -0-         -0-

Freddie H. Gibson               10,000(2)     *        -0-         -0-

Henry F. McCabe                  7,000(3)     *        -0-         -0-

All Executive Officers and
Directors as a group         7,039,900(5)   69.5%   300,000       100%
(5 persons)
------------------------
* Less than one percent.

(1) Shares which an individual has the right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table or the percentage ownership of all officers and directors as a group.

(2) Includes 10,000 shares subject to stock options which are fully exercisable.

(3) Includes 5,000 shares subject to stock options which are fully exercisable.

(4) All of the shares beneficially owned by Mr. Chymiak are held of record 45.6% by him as trustee of the Ken Chymiak Revocable Trust and 54.4% by his wife as trustee of the Susan Chymiak Revocable Trust. Mr. Chymiak disclaims beneficial ownership of the shares held by his wife.

(5) Includes 45,000 shares subject to stock options which are fully exercisable.


             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In fiscal 1999, Chymiak Investments, L.L.C., which is owned by David E. Chymiak and Kenneth A. Chymiak, purchased from TULSAT Corporation on September 30, 1999, the real estate and improvements comprising the headquarters and a substantial portion of the other office and warehouse space of TULSAT Corporation for a price of $1,286,000. The price represents the appraised value of the property less the sales commission and other sales expenses that would have been incurred by TULSAT Corporation if it had sold the property to a third party in an arm's-length transaction. TULSAT Corporation entered into a five-year lease commencing October 1, 1999 with Chymiak Investments, L.L.C. covering the property. This lease was renewed on October 1, 2004 and will expire on September 30, 2008.

     In fiscal 2001, one of our subsidiaries, ADDvantage Technologies Group of Texas, borrowed $150,000 on June 26, 2001 from Chymiak Investments, L.L.C for the purchase of a building consisting of office and warehouse space at the location in Texas. The note was payable at 7.5% over 10 years. Total interest paid in fiscal 2004, 2003 and 2002 was $4,898, $9,869 and $10,694, respectively.  The note was repaid in April 2004.

     In fiscal 2002, ADDvantage Technologies Group of Missouri completed additions at its location in Missouri and financed $342,000 from Chymiak Investments, L.L.C for a building consisting of office and warehouse space. The note was payable at 7.5% over 10 years. Total interest paid in fiscal 2004, 2003 and 2002 was $11,694, $23,371 and $21,657, respectively. The note was repaid in April 2004.

     Chymiak Investments Inc., which is owned by Kenneth A. Chymiak and his wife, Susan C. Chymiak, owns three other properties leased to TULSAT Corporation for five-year terms (all ending in 2008).

     We had outstanding, unsecured shareholder loans of $800,000 at September 30, 2003. Of this amount, $650,000 was payable to revocable trusts for the benefit of Kenneth A. Chymiak and his wife and $150,000 was payable to David E. Chymiak. The interest rate on the notes was 1.25% below the Chase Manhattan Bank Prime, which was the same rate as our bank line of credit. The total interest paid on the notes in fiscal 2004, 2003 and 2002 was $19,134, $30,323 and $47,352, respectively. These notes were repaid in August and September 2004.

     We lease various properties primarily from two companies owned by David E. Chymiak and Kenneth A. Chymiak as discussed above. Future minimum lease payments under these leases are as follows:

                        2005                             $   480,240
                        2006                                 380,040
                        2007                                 360,000
                        2008                                 324,000

                                                         $ 1,544,280

Related party rental expense for the years ended September 30, 2004, 2003 and 2002 was $466,000, $461,000 and $438,000, respectively.

                                LEGAL OPINION

     The validity of the shares of our common stock being offered hereby is being passed upon for us by Conner & Winters, LLP.

                                   EXPERTS

     Our audited financial statements included in this prospectus have been audited by Tullius Taylor Sartain & Sartain LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                     INDEX TO FINANCIAL STATEMENTS

Index to Financial Statements                                    Page
-----------------------------                                    ----

Report of Independent Registered Public Accounting Firm           F-2

Consolidated Balance Sheets, September 30, 2004 and 2003          F-3

Consolidated Statements of Income, Years Ended
 September 30, 2004, 2003 and 2002                                F-5

Consolidated Statements of Changes in Stockholders' Equity,
 Years ended September 30, 2004, 2003 and 2002                    F-6

Consolidated Statements of Cash Flows, Years Ended September 30,
 2004, 2003 and 2002                                              F-7

Notes to Consolidated Financial Statements                        F-8

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Stockholders of
ADDvantage Technologies Group, Inc.

We have audited the accompanying consolidated balance sheets of ADDvantage Technologies Group, Inc. and subsidiaries (the "Company") as of September 30, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of our management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADDvantage Technologies Group, Inc. and subsidiaries as of September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and are not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 1 to the consolidated financial statements, in 2003, we changed our method of accounting for goodwill as a result of adopting the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."


/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP


Tulsa, Oklahoma
December 3, 2004

                       ADDVANTAGE TECHNOLOGIES GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                            September 30,
Assets                                                                     2004        2003
------                                                                     ----        ----
Current assets:
   Cash                                                             $   1,316,239 $   496,283
   Accounts receivable, net of allowance of $68,063 and $78,359         4,787,749   3,783,680
   Inventories, net of allowance for excess and obsolete inventory
       $1,093,000 and $447,100, respectively                           20,978,714  22,131,096
   Deferred income taxes                                                  651,000     367,000
                                                                    ------------- -----------
Total current assets                                                   27,733,702  26,778,059

Property and equipment, at cost:
   Machinery and equipment                                              2,138,798   2,061,598
   Land and buildings                                                   1,302,527   1,326,939
   Leasehold improvements                                                 521,972     527,972
                                                                    ------------- -----------
                                                                        3,963,297   3,910,509
Less accumulated depreciation and amortization                         (1,561,698) (1,284,347)
                                                                    ------------- -----------
Net property and equipment                                              2,401,599   2,626,162

Other assets:
   Deferred income taxes                                                1,042,000   1,154,000
   Goodwill                                                             1,150,060   1,150,060
   Other assets                                                            31,222      39,628
                                                                    ------------- -----------
Total other assets                                                      2,223,282   2,343,688
                                                                    ------------- -----------

Total assets                                                        $  32,358,583  31,747,909
                                                                    =============  ==========












                     See notes to audited consolidated financial statements.

                       ADDVANTAGE TECHNOLOGIES GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                         September 30,
Liabilities and Stockholders' Equity                                    2004       2003
                                                                        ----       ----
 Current liabilities:
   Accounts payable                                               $  1,758,695 $ 2,631,221
   Accrued expenses                                                  1,011,911     829,459
   Accrued income taxes                                                120,748      95,114
   Bank revolving line of credit                                     3,225,183   5,185,902
   Notes payable - current portion                                   1,237,047     118,393
   Dividends payable                                                   210,000     310,000
   Stockholder notes                                                         -     838,473
                                                                  ------------ -----------
Total current liabilities                                            7,563,584  10,008,562
Notes payable                                                        7,147,334     384,411
Stockholder notes                                                            -     385,171
Stockholders' equity:
   Preferred stock, 5,000,000 shares authorized,
     $1.00 par value, at stated value:
     Series A, 5% cumulative convertible; 200,000 shares issued and outstanding at September 30, 2003 with a stated value
       of $40 per share                                                      -   8,000,000
     Series B, 7% cumulative; 300,000 shares issued and
       outstanding with a stated value of $40 per share             12,000,000  12,000,000
   Common stock, $.01 par value; 30,000,000 shares authorized;
     10,081,789 and 10,030,414 shares issued and outstanding,
      respectively                                                     100,818     100,304
   Paid-in capital                                                  (7,285,564) (7,389,197)
   Retained earnings                                                12,886,575   8,312,822
                                                                  ------------ -----------
                                                                    17,701,829  21,023,929

   Less:  Treasury stock, 21,100 shares at cost                        (54,164)    (54,164)
                                                                  ------------ -----------
Total stockholders' equity                                          17,647,665  20,969,765
                                                                  ------------ -----------


Total liabilities and stockholders' equity                        $ 32,358,583 $31,747,909
                                                                  ============ ===========

                      See notes to audited consolidated financial statements.

                       ADDVANTAGE TECHNOLOGIES GROUP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME


                                                          Year ended September 30,
                                               2004                 2003               2002
                                            -----------        -----------        -----------
Net sales income                            $42,430,052        $28,809,947        $21,508,380
Net service income                            4,641,277          4,517,798          3,900,551
                                            -----------        -----------        -----------
                                             47,071,329         33,327,745         25,408,931
Costs of sales                               28,815,132         19,072,042         14,370,776
                                            -----------        -----------        -----------
Gross profit                                 18,256,197         14,255,703         11,038,155
Operating, selling, general and
  administrative expenses                     8,494,486          7,801,231          7,172,510
Depreciation and amortization                   277,352            257,821            315,691
                                            -----------        -----------        -----------
Income from operations                        9,484,359          6,196,651          3,549,954
Interest expense                                157,606            217,063            244,746
                                            -----------        -----------        -----------
Income before income taxes                    9,326,753          5,979,588          3,305,208
Provision for income taxes                    3,513,000          1,487,000          1,104,000
                                            -----------        -----------        -----------
Net income                                    5,813,753          4,492,588          2,201,208
Preferred stock dividends                     1,240,000          1,240,000          1,240,000
                                            -----------        -----------        -----------
Net income attributable
  to common stockholders                      4,573,753        $ 3,252,588        $   961,208
                                            ===========        ===========        ===========

Earnings per share:
  Basic                                     $      0.46        $      0.33        $      0.10
  Diluted                                   $      0.41        $      0.30        $      0.10

Shares used in per share calculation
  Basic                                      10,041,197         10,007,756          9,991,716
  Diluted                                    12,104,541         12,021,235         11,991,716

                       See notes to audited consolidated financial statements.

                       ADDVANTAGE TECHNOLOGIES GROUP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended September 30, 2004, 2003 and 2002


                                                          Series A    Series B                    Retained
                                    Common Stock         Preferred    Preferred   Paid-in      Earnings   Treasury
                                Shares      Amount         Stock       Stock       Capital     (Deficit)   Stock         Total
                              --------------------------------------------------------------------------------------------------
Balance, September 30, 2001   10,011,716    $100,117   $8,000,000   $12,000,000 ($7,389,010) $ 4,099,026   ($54,164) $16,755,969

Net income                            -           -             -             -           -    2,201,208          -    2,201,208
Preferred stock dividends             -           -             -             -           -   (1,240,000)         -   (1,240,000)
                              --------------------------------------------------------------------------------------------------
Balance, September 30, 2002  10,011,716     100,117     8,000,000    12,000,000  (7,389,010)  (5,060,234)   (54,164)  17,717,177

Net income                            -           -             -             -           -    4,492,588          -    4,492,588
Preferred stock dividends             -           -             -             -           -   (1,240,000)         -   (1,240,000)
Issue common shares for
     business purchase           18,698         187             -             -        (187)           -          -            -
                              --------------------------------------------------------------------------------------------------
Balance, September 30, 2003  10,030,414     100,304     8,000,000    12,000,000  (7,389,197)   8,312,822    (54,164)   20,969,765

Net income                            -           -             -             -           -    5,813,753          -     5,813,753
Preferred stock dividends             -           -             -             -           -   (1,240,000)         -    (1,240,000)
Stock options exercised          51,375         514             -             -     103,633            -          -       104,147
Redemption of Series A
Preferred Stock                       -           -    (8,000,000)            -           -            -          -    (8,000,000)
                              --------------------------------------------------------------------------------------------------
Balance, September 30, 2004  10,081,789    $100,818             -   $12,000,000 ($7,285,564) $12,886,575   ($54,164)  $17,647,665
                             ===================================================================================================

                See notes to audited consolidated financial statements.

                       ADDVANTAGE TECHNOLOGIES GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           Year ended September 30,
                                                         2004       2003       2002
                                                         ----       ----       ----
Cash Flows from Operating Activities
Net income                                       $    5,813,753 $4,492,588 $2,201,208
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                        277,352    257,821    315,691
   Loss on disposal of property and equipment            24,412          -          -
   Deferred income tax benefit                         (172,000)  (414,000)   (81,000)
   Change in:
      Receivables                                    (1,004,069)  (278,382)  (509,811)
      Inventories                                     1,152,382 (4,456,859)   144,883
      Other assets                                        8,406    (12,770)    79,634
      Accounts payable                                 (872,526) 1,159,549    619,248
      Accrued liabilities                               208,086    337,975   (397,385)
                                                 -------------- ---------- ----------
Net cash provided by operating activities             5,435,796    995,922  2,372,468
                                                 -------------- ---------- ----------

Cash Flows from Investing Activities
Additions to property and equipment                     (77,201)  (671,412)  (610,630)
                                                 -------------- ---------- ----------
Net cash used in investing activities                   (77,201)  (671,412)  (610,630)
                                                 -------------- ---------- ----------

Cash Flows from Financing Activities
Net change under bank revolving line of credit       (1,960,719)   712,221    222,548
Payments on stockholder notes                        (1,223,644)  (335,705)  (150,000)
Proceeds on notes payable                             8,000,000    440,000          -
Payments on notes payable                              (118,423)  (180,483)   (49,204)
Proceeds from stock options exercised                   104,147          -          -
Payments of preferred dividends                      (1,340,000)(1,240,000)(1,240,000)
Redemption of preferred stock                        (8,000,000)         -          -
                                                 -------------- ---------- ----------
Net cash used in financing activities                (4,538,639)  (603,967)(1,216,656)
                                                 -------------- ---------- ----------

Net (increase) decrease in cash                         819,956   (279,457)   545,182

Cash, beginning of year                                 496,283    775,740    230,558
                                                 -------------- ---------- ----------

Cash, end of year                                $    1,316,239   $496,283   $775,740
                                                 ==============   ========   ========


Supplemental Cash Flow Information
   Cash paid for interest                        $      172,426   $205,626   $244,253
   Cash paid for income taxes                    $    3,669,170 $1,699,785 $1,832,342


             See notes to audited consolidated financial statements.

                       ADDVANTAGE TECHNOLOGIES GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended September 30, 2004, 2003 and 2002


Note 1 - Summary of Significant Accounting Policies

Description of business

ADDvantage Technologies Group, Inc. and its subsidiaries (the "Company") sell new, surplus, and re-manufactured cable television equipment throughout North America, Latin America and South America in addition to being a repair center for various cable companies. The Company operates in one business segment.

Principles of consolidation

The consolidated financial statements include the accounts of ADDvantage Technologies Group, Inc. and its subsidiaries: Tulsat Corporation, NCS Industries, Inc., Tulsat Atlanta LLC, ADDvantage Technologies Group of Missouri, Inc. (dba "ComTech Services"), ADDvantage Technologies Group of Nebraska, Inc. (dba "Lee Enterprise") and ADDvantage Technologies Group of Texas, Inc. (dba "Tulsat Texas"). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounts receivable

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written-off when deemed uncollectible. Recoveries of trade receivables previously written-off are recorded when received.

Inventory valuation

Inventory consists of new and used electronic components for the cable television industry. Inventory is stated at the lower of cost or market. Market is defined principally as net realizable value. Cost is determined using the weighted average method.

Property and equipment

Property and equipment consists of office equipment, other equipment, and buildings, with estimated useful lives of 5 years, 10 years, and 40 years, respectively. Depreciation is provided using straight line and accelerated methods over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remainder of the lease agreement. Repairs and maintenance are expensed as incurred, whereas major improvements are capitalized. Depreciation and amortization expense was $277,352, $257,821 and $157,267 for the years ended September 30, 2004, 2003 and 2002, respectively.

Income taxes

The Company provides for income taxes in accordance with the liability method of accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax carryforward amounts. Management provides a valuation allowance against deferred tax assets for amounts which are not considered "more likely than not" to be realized.

Revenue recognition

Our principal sources of revenues are from sales of new, remanufactured or used equipment, and repair services. The Company recognizes revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable, and the collection of the related receivable is probable which is generally at the time of shipment. The stated shipping terms are FOB shipping point per our sales agreements with customers. Accruals are established for expected returns based on historical activity. Revenue for services is recognized when the repair is completed and the product is shipped back to the customer.

Derivatives

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in other income (expense).

     Our objective of holding derivatives is to minimize the risks of interest rate fluctuation by using the most effective methods to eliminate or reduce the impact of this exposure. The Company has designated its interest rate swap as a hedge for the underlying note payable. Interest expense on the note is adjusted to include the payment made or received under the interest rate swap agreement.

Freight

Amounts billed to customers for shipping and handling represent revenues earned and are included in Net Sales Income and Net Service Income in the accompanying Consolidated Statements of Income. Actual costs for shipping and handling of these sales is included in Costs of Sales.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense was $265,112, $229,534 and $224,468 for the years ended September 30, 2004, 2003 and
2002 respectively.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Any significant, unanticipated changes in product demand, technological developments or continued economic trends affecting the cable industry could have a significant impact on the value of our inventory and operating results.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up our customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs in-depth credit evaluations for all new customers but does not require collateral to support customer receivables. In 2004, we purchased approximately 39% of our inventory from Scientific-Atlanta and approximately 14% of our inventory from Motorola. The concentration of suppliers of our inventory subjects us to risk.

Goodwill

     In July, 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 was adopted by the Company on October 1, 2002, the date of the annual impairment review. The Company completed its transitional impairment testing of goodwill, which indicated that goodwill was not impaired as of October 1, 2002. Therefore, the adoption of this pronouncement had no impact on the Company's carrying value of its goodwill. Annual impairment testing indicates that goodwill is not impaired as of September 30, 2004. If SFAS 142 had been adopted in 2002, the Company's earnings would have been improved because of reduced amortization, as described below:



         Goodwill - Adoption of Statement 142
         ------------------------------------

Year ended September 30,
------------------------
                                                      2004                  2003                2002
                                                      ----                  ----                ----
Reported Net Income                             $ 5,813,753           $ 4,492,588           $ 2,201,208
Add back: Goodwill amortization                           -                     -               158,424
                                                -----------           -----------           -----------
Adjusted Net Income                             $ 5,813,753           $ 4,492,588           $ 2,359,632
                                                ===========           ===========           ===========

Basic Earnings per Share
Reported Net Income                                   $0.46                 $0.33                 $0.10
Add back: Goodwill amortization                           -                     -                  0.01
                                                -----------           -----------           -----------
Adjusted Net Income                                   $0.46                 $0.33                 $0.11
                                                ===========           ===========           ===========
Diluted Earnings per Share
Reported Net Income                                   $0.41                 $0.30                 $0.10
Add back: Goodwill amortization                           -                     -                  0.01
                                                -----------           -----------           -----------
Adjusted Net Income                                   $0.41                 $0.30                 $0.11
                                                ===========           ===========           ===========


Employee stock-based awards

Employee stock-based awards are accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost been determined consistent with SFAS 123, the Company's net income would not have changed significantly.

Earnings per share

Basic earnings per share are based on the sum of the average number of common shares outstanding and issuable restricted and deferred shares. Diluted earnings per share include any dilutive effect of stock options, restricted stock and convertible preferred stock.

Fair value of financial instruments

The carrying amounts of accounts receivable and accounts payable approximate fair value due to their short maturities. The carrying value of the Company's line of credit approximates fair value since the interest rate fluctuates periodically based on the prime rate. Terms of the stockholder loans are similar to the bank loan. Management believes that the carrying value of the Company's borrowings approximate fair value based on credit terms currently available for similar debt.

Impact of recently issued accounting standards

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," and a revised interpretation of FIN 46 (FIN 46R) in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any entities that we believe are variable interest entities for which we are the primary beneficiary. The adoption of FIN 46 and 46R had no impact on our financial position, results of operations or cash flows.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", which revised ARB No. 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We believe that the adoption of this standard will have no material impact on our financial position and results of operations.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.


Note 2 - Inventories

Inventories are summarized as follows:

                                                                      2004                     2003
                                                             ------------------------ -----------------------
                New                                                $   16,410,694           $ 16,479,825
                Used                                                    5,661,020              6,098,371
                Allowance for excess and obsolete inventory
                                                                       (1,093,000)              (447,100)
                                                             ------------------------ -----------------------

                                                                   $   20,978,714           $ 22,131,096
                                                             ======================== =======================

New inventory includes products purchased from the manufacturers plus "surplus-new" which is unused products purchased from other distributors or multiple system operators. Used inventory includes factory remanufactured, Company remanufactured and used products.

We regularly review inventory quantities on hand and a departure from cost is required when the loss of usefulness of an item or other factors, such as obsolete and excess inventories, indicate that cost will not be recovered when an item is sold. Demand for some of the items in our inventory has been impacted by recent economic conditions present in the cable industry. The Company recorded a charge to allow for obsolete inventory at September 30, 2004, increasing the cost of sales by $645,900. We recorded a charge to allow for obsolete inventory at September 30, 2003, increasing the cost of sales by $447,100. We wrote certain items in inventory down to their estimated market values at September 30, 2002, increasing the cost of sales by $1,442,938.

Note 3 - Line of Credit, Stockholder Notes, and Notes Payable

At September 30, 2004, a $3,225,183 balance is outstanding under a $7.0 million line of credit due September 30, 2005, with interest payable monthly based on the prevailing 30-day LIBOR rate plus 2.0% (3.84% at September 30, 2004). Borrowings under the line of credit are limited to the lesser of $7.0 million or the sum of 80% of qualified accounts receivable and 50% of qualified inventory for working capital purposes. Among other financial covenants, the line of credit agreement provides that the Company's net worth must be greater than $15.0 million plus 50% of annual net income (with no deduction for net losses), determined quarterly. The line of credit is collateralized by inventory, accounts receivable, equipment and fixtures, and general intangibles.

Cash receipts are applied from the Company's lockbox account directly against the bank line of credit, and checks clearing the bank are funded from the line of credit. The resulting overdraft balance, consisting of outstanding checks, was $471,620 at September 30, 2004, and is included in the bank revolving line of credit.

An $8 million amortizing term note with Bank of Oklahoma was obtained to finance the redemption of the outstanding share of the Series A Convertible Preferred Stock at September 30, 2004. The note is due on September 30, 2009, with monthly principal payments of $100,000 plus accrued interest, and the note bears interest at the prevailing 30-day LIBOR rate plus 2.50%. An interest rate swap was entered into simultaneously with the note on September 30, 2004, which fixed the interest rate at 6.13%. Upon entering into this interest rate swap, the Company designated this derivative as a cash flow hedge by documenting our risk management objective and strategy for undertaking the hedge along with methods for assessing the swap's effectiveness. At September 30, 2004, the fair market value of the interest rate swap approximated its carrying value of $0. Notes payable secured by real estate of $384,381 are due in monthly payments through 2013 with interest at 5.5% through 2008, converting thereafter to prime minus .25%.

The aggregate maturities of notes payable and the line of credit for the five years ending September 30, 2009 are as follows:

                         2005                               $   4,462,230
                         2006                                   1,237,047
                         2007                                   1,237,047
                         2008                                   1,237,047
                         2009                                   3,237,047
                         Thereafter                               199,146
                                                            -------------
                           Total                            $  11,609,564
                                                            =============

Note 4 - Income Taxes

The provisions for income taxes consist of:

                                                         2004                  2003                    2002
                                                ----------------------- ------------------- -------------------
  Current                                              $   3,685,000       $   1,901,000         $1,185,000
  Deferred                                                  (172,000)           (414,000)           (81,000)
                                                ----------------------- ------------------- -------------------
                                                       $   3,513,000       $   1,487,000         $1,104,000
                                                ======================= =================== ===================

 The following table summarizes the differences between the U.S. federal statutory rate and the Company's effective tax rate for financial statement purposes for the year ended September 30,:



                                                            2004           2003            2002
                                                      --------------- ---------------- -------------
        Statutory tax rate                                  34.0%          34.0%           34.0%
        State income taxes, net of U.S.
            federal tax benefit                              4.7            5.0             2.4
        Non-deductible goodwill
             amortization and other
             non-deductible expenses                           -              -             1.4
        Tax credits and exclusions                          (0.6)          (2.8)              -
        Adjustment of deferred tax
            asset valuation allowance                          -           (7.4)           (3.8)
        Other                                               (0.4)          (3.9)           (0.6)
                                                      ---------------- --------------- -------------
                                                            37.7%          24.9%           33.4%
                                                      ================ =============== =============

Deferred tax assets consist of the following at September 30:

                                                                   2004                    2003
                                                         ------------------------- ---------------------

     Net operating loss carryforwards                         $   1,316,000             $   1,417,000
     Financial basis in excess of tax basis
       of certain assets                                           (155,000)                 (131,000)
     Financial liability accruals                                   532,000                   235,000
                                                         ------------------------- ---------------------
     Net deferred tax asset                                   $   1,693,000             $   1,521,000
                                                         ========================= =====================

     Deferred tax assets are classified as:
       Current                                                $     651,000             $     367,000
       Non-Current                                                1,042,000                 1,154,000
                                                         ------------------------- ---------------------

                                                              $   1,693,000             $   1,521,000
                                                         ========================= =====================

Utilization of ADDvantage's net operating loss carry forward of approximately $3,467,000 to reduce future taxable income is limited to an annual amount of $265,000. The NOL carryforward expires in varying amounts from 2014 to 2019.

Note 5 - Stockholders' Equity

The 1998 Incentive Stock Plan (the "Plan") provides for the award to officers, directors, key employees and consultants of stock options and restricted stock. The Plan provides that upon any issuance of additional shares of common stock by the Company, other than pursuant to the Plan, the number of shares covered by the Plan will increase to an amount equal to 10% of the then outstanding shares of common stock. Under the Plan, option prices will be set by the Board of Directors and may be greater than, equal to, or less than fair market value on the grant date.

At September 30, 2004, 1,001,041 shares of common stock were reserved for the exercise of stock awards under the 1998 Incentive Stock Plan. Of the shares reserved for exercise of stock awards, 811,041 shares were available for future grants at September 30, 2004.

A summary of the status of the Company's stock options at September 30, 2004, 2003 and 2002 and changes during the years then ended is presented below.


                                       2004                             2003                            2002
                                ----------------------------------------------------------------------------------------
                                                 Wtd. Avg.                        Wtd. Avg.                Wtd. Avg.
                                   Shares        Ex. Price         Shares         Ex. Price     Shares     Ex. Price
                                ---------------------------------------------------------------------------------------

 Outstanding, beginning of year    179,000        $1.97           114,500          $2.07      114,500          $2.07
 Granted                             4,000         4.40            71,500           1.81            -              -
 Exercised                         (51,375)        2.03                 -              -            -              -
 Canceled                             (500)        1.50            (7,000)          1.50            -              -

 Outstanding, end of year          131,125        $2.83           179,000          $1.97      114,500          $2.07

 Exercisable, end of year          108,500        $3.08           129,875          $2.79       46,125          $2.31

 Weighted average fair value of
     Options granted                 $4.04                          $1.55                         N/A
                                ==============              ==============                ==============


The following table summarizes information about fixed stock options outstanding at September 30, 2004:

                                           Options Outstanding                       Options Exercisable
                              -----------------------------------------------  --------------------------------
                                  Number        Remaining                          Number
                                Outstanding    Contractual      Exercise         Exercisable      Exercise
       Exercise Price           At 9/30/04         Life           Price          At 9/30/04         Price
-----------------------------------------------------------------------------  --------------------------------
           $4.400                   4,000       9.5 years          $4.400            2,500           $1.900
           $1.650                   5,000       7.5 years          $1.650            5,000           $1.650
           $0.810                   5,000       6.5 years          $0.810            5,000           $0.810
           $1.500                   5,000       5.5 years          $1.500            5,000           $1.500
           $1.500                  29,625       4.5 years          $1.500           14,500           $1.500
           $3.125                  22,500       3.5 years          $3.125           22,500           $3.125
           $4.000                  50,000       3.0 years          $4.000           50,000           $4.000
                              ----------------                                 ----------------
                                  131,125                                          108,500
                              ================                                 ================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004: risk-free interest rates of 2.0%; expected dividend yield of 0.0%; expected lives of 6 years; and estimated volatility of 142%.

The Series B Preferred Stock (the "Preferred Stock") has priority over the Company's common stock with respect to the payment of dividends and the distribution of assets. Cash dividends on the Preferred Stock shall be payable quarterly when and as declared by the Board of Directors. Interest accrues on unpaid dividends at the rate of 7% per annum. No dividends may be paid on any class of stock ranking junior to the Preferred Stock unless Preferred Stock dividends have been paid. Liquidation preference is equal to the stated value per share. The Preferred Stock is redeemable at any time at the option of the Board of Directors at a redemption price equal to the stated value per share. Holders of the Preferred Stock do not have any voting rights unless the Company fails to pay dividends for four consecutive dividend payment dates.

Note 6 - Related Parties

Cash used in financing activities in 2004 was primarily used to pay dividends on the Company's Series A and Series B Preferred Stock. On September 30, 2004, the Company redeemed, at the $8 million stated value, all of the Series A Preferred Stock, which was beneficially owned by David E. Chymiak and Kenneth A. Chymiak. With the redemption of the Series A Preferred Stock on September 30, 2004, dividends on the remaining Series B Preferred Stock total $840,000 annually. The outstanding common and preferred stock is beneficially owned by our principal shareholders as reflected in the following table.

Stock Ownership
---------------
                                                              Percent of
                                     Percent of                Series B
                                        Common                 Preferred
                                        Stock                     Stock
Name of                              Beneficially              Beneficially
Beneficial Owner                          Owned                Owned (A)
----------------                          -----                ---------

David E. Chymiak                         39.0%                    50.0%

Kenneth A. Chymiak                       35.2%                    50.0%

(A) The outstanding preferred stock has an aggregate preference upon liquidation of $12,000,000.

In fiscal 1999, Chymiak Investments, L.L.C., which is owned by David E.
Chymiak and Kenneth A. Chymiak, purchased from TULSAT Corporation on September 30, 1999, the real estate and improvements comprising the headquarters and a substantial portion of the other office and warehouse space of TULSAT Corporation for a price of $1,286,000. The price represents the appraised value of the property less the sales commission and other sales expenses that would have been incurred by TULSAT Corporation if it had sold the property to a third party in an arm's-length transaction. TULSAT Corporation entered into a five-year lease commencing October 1, 1999 with Chymiak Investments, L.L.C. covering the property. This lease was renewed on October 1, 2004 and will expire on September 30, 2008.

In fiscal 2001, ADDvantage Technologies Group of Texas borrowed $150,000 on
June 26, 2001 from Chymiak Investments, L.L.C for the purchase of a building consisting of office and warehouse space at the location in Texas. The note is payable at 7.5% over 10 years and total interest paid in 2004, 2003 and 2002 was $4,898, $9,869 and $10,694, respectively. The note was repaid in April 2004.

In fiscal 2002, ADDvantage Technologies Group of Missouri completed additions at its location in Missouri and financed $342,000 from Chymiak Investments, L.L.C for a building consisting of office and warehouse space. The note is payable at 7.5% over 10 years and total interest paid in 2004, 2003 and 2002 was $11,694, $23,371 and $21,657, respectively. The note was repaid in April 2004.

Chymiak Investments Inc., which is owned by Kenneth A. Chymiak and his wife, Susan C. Chymiak, owns three other properties leased to TULSAT Corporation for five-year terms (all ending in 2008).

The Company had outstanding, unsecured stockholder loans of $800,000 at September 30, 2003. Of this amount, $650,000 was payable to revocable trusts for the benefit of Kenneth A. Chymiak and his wife and $150,000 was payable to David
E. Chymiak. The interest rate on the notes was 1.25% below the Chase Manhattan Bank Prime, which was the same rate as the Company's bank line of credit. The total interest paid on the notes was $19,134 in 2004, $30,323 in 2003 and $47,352 in 2002. These notes were repaid in August and September 2004.

 The Company leases various properties primarily from two companies owned by David E. Chymiak and Kenneth A. Chymiak. Future minimum lease payments under these leases are as follows:

                           2005                               $    480,240
                           2006                                    380,040
                           2007                                    360,000
                           2008                                    324,000
                                                              ------------
                                                              $  1,544,280
                                                              ============

Related party rental expense for the years ended September 30, 2004, 2003 and 2002 was $466,000, $461,000 and $438,000, respectively.

Note 7 - Retirement Plan

The Company sponsors a 401(k) plan that covers all employees who are at least 21 years of age and have completed one year of service as of the plan effective date. The Company's contributions to the plan consist of a matching contribution as determined by the plan document. Pension expense under the 401(k) plan was $161,644 during the year ended September 30, 2004, $140,673 during the year ended September 30, 2003, and $111,144 during the year ended September 30, 2002.



Note 8 - Earnings per Share

                                                          Year ended          Year ended          Year Ended
                                                        September 30,       September 30,       September 30,
                                                             2004                2003                2002
                                                      ------------------- ------------------- -------------------

Net income                                            $     5,813,753     $     4,492,588     $     2,201,208
Dividends on preferred stock                                1,240,000           1,240,000           1,240,000
                                                      ------------------- ------------------- -------------------
Net income attributable to
    common shareholders - basic                             4,573,753           3,252,588             961,208
Dividends on Series A convertible
    preferred stock                                           400,000             400,000             400,000
                                                      ------------------- ------------------- -------------------
Net income attributable to common
    shareholders - diluted                            $     4,973,753     $     3,652,588     $     1,361,208
                                                      =================== =================== ===================


Weighted average shares outstanding                        10,041,197          10,007,756           9,991,716

Potentially dilutive securities
Assumed conversion of 200,000 shares of
  Series A convertible preferred stock                      2,000,000           2,000,000           2,000,000

Effect of dilutive stock options                               63,344              13,479                   -
                                                      ------------------- ------------------- -------------------

Weighted average shares outstanding -
    assuming dilution                                      12,104,541          12,021,235          11,991,716
                                                      =================== =================== ===================

Earnings per common share:
    Basic                                             $         0.46      $         0.33      $         0.10
    Diluted                                           $         0.41      $         0.30      $         0.10
                                                      =================== =================== ===================


Earnings per common share-diluted for the year ended September 30, 2002 are the same as basic earnings per share as conversion of potentially dilutive securities are anti-dilutive.

Note 9 - Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended September 30, 2004 and 2003.


                                                                 Three months ended
                                    ------------------ -- ------------------ -- --------------- -- ---------------
                                       December 31            March 31             June 30          September 30
                                    ------------------    ------------------    ---------------    ---------------
Fiscal year ended 2004
Net sales and service income            $ 11,292,500          $ 11,654,041       $ 12,682,449       $ 11,442,339
Gross profit                               4,447,890             4,427,620          4,830,899          4,549,788
Net income                                 1,393,170             1,523,626          1,715,232          1,181,725
Basic earnings per common share                 0.11                  0.12               0.14               0.09
Diluted earnings per common share               0.10                  0.11               0.12               0.08

Fiscal year ended 2003
Net sales and service income              $7,696,978            $8,570,726         $8,249,732         $8,810,309
Gross profit                               3,624,056             3,696,875          3,631,845          3,302,927
Net income                                 1,014,175             1,049,409          1,308,592          1,120,412
Basic earnings per common share                 0.07                  0.07               0.10               0.09
Diluted earnings per common share               0.07                  0.07               0.10               0.06


       INDEX TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Consolidated Condensed Balance Sheets,
December 31, 2004 (Unaudited) and September 30, 2004 (Audited)            F-19

Consolidated Condensed Statements of Income and Comprehensive
Income (Unaudited), Three Months Ended December 31, 2004 and 2003         F-21

Consolidated Condensed Statements of Cash Flows (Unaudited),
Three Months Ended December 31, 2004 and 2003                             F-22

Notes to Unaudited Consolidated Condensed Financial Statements            F-23

                                     F18

                     ADDVANTAGE TECHNOLOGIES GROUP, INC.
                    CONSOLIDATED CONDENSED BALANCE SHEETS

                                                  December 31,    September 30,
                                                      2004            2004
                                                  (Unaudited)      (Audited)
                                                  ------------    -------------
Assets
Current assets:
 Cash                                             $ 1,413,398     $ 1,316,239
 Accounts receivable, net of allowance of $68,063   5,074,367       4,787,749
 Inventories, net of allowance for excess and
   obsolete inventory of $1,093,000                21,805,125      20,978,714
 Deferred income taxes                                673,000         651,000
                                                  -----------     -----------
 Total current assets                              28,965,890      27,733,702

 Property and equipment, at cost:
 Machinery and equipment                            2,141,629       2,138,798
 Land and buildings                                 1,302,527       1,302,527
 Leasehold improvements                               521,972         521,972
                                                  -----------     -----------
                                                    3,966,128       3,963,297
Less accumulated depreciation and amortization     (1,612,380)     (1,561,698)
                                                  -----------     -----------
Net property and equipment                          2,353,748       2,401,599

Other assets:
 Deferred income taxes                              1,013,725       1,042,000
 Goodwill                                           1,150,060       1,150,060
 Other assets                                          76,468          31,222
                                                  -----------     -----------
Total other assets                                  2,240,253       2,223,282
                                                  -----------     -----------
Total assets                                      $33,559,891     $32,358,583
                                                  ===========     ===========



       See notes to unaudited consolidated condensed financial statements.

                        ADDVANTAGE TECHNOLOGIES GROUP, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEETS


                                                   December 31,   September 30,
                                                       2004           2004
                                                   (Unaudited)     (Audited)
                                                   ------------   -------------
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable                                  $ 2,939,843    $ 1,758,695
 Accrued expenses                                      696,708      1,011,911
 Accrued income taxes                                  262,990        120,748
 Bank revolving line of credit                       2,409,214      3,225,183
 Notes payable - current portion                     1,237,519      1,237,047
 Dividends payable                                     210,000        210,000
                                                   -----------    -----------
Total current liabilities                            7,756,274      7,563,584

Notes payable                                        6,837,751      7,147,334
Stockholders' equity:
  Preferred stock, 5,000,000 shares authorized,
   $1.00 par value, at stated value:
   Series B, 7% cumulative; 300,000 shares issued
    and outstanding with a stated value of $40
    per share                                       12,000,000     12,000,000
  Common stock, $.01 par value; 30,000,000 shares
    authorized; 10,082,889 and 10,081,789 shares
    issued and outstanding, respectively               100,829        100,818
  Paid-in capital                                   (7,282,300)    (7,285,564)
  Retained earnings                                 14,191,262     12,886,575
  Accumulated other comprehensive income:
     Unrealized gain on interest rate swap              10,239              -
                                                   ------------   -----------
                                                     19,020,030    17,701,829

 Less:  Treasury stock, 21,100 shares at cost           (54,164)      (54,164)
                                                   ------------   -----------
Total stockholders' equity                           18,965,866    17,647,665
                                                   ------------   -----------

Total liabilities and stockholders' equity          $33,559,891   $32,358,583
                                                    ===========   ===========







        See notes to unaudited consolidated condensed financial statements.
                                      F-20

                       ADDVANTAGE TECHNOLOGIES GROUP, INC.
     CONSOLIDATED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                 (UNAUDITED)

                                                Three Months Ended December 31,
                                                      2004            2003
                                                      ----            ----
Net sales income                                  $11,117,284     $10,164,379
Net service income                                  1,143,841       1,128,121
                                                  -----------     -----------
Total income                                       12,261,125      11,292,500

Costs of sales                                      7,373,377       6,719,414
Cost of service                                       831,334         702,358
                                                  -----------     -----------
Gross profit                                        4,056,414       3,870,728
Operating, selling, general and admin expenses      1,510,542       1,571,816
Depreciation and amortization                          57,031          64,989
                                                  -----------     -----------
Income from operations                              2,488,841       2,233,923
Interest expense                                      146,154          55,753
                                                  -----------     -----------
Income before income taxes                          2,342,687       2,178,170
Provision for income taxes                            828,000         785,000
                                                  -----------     -----------

Net income                                          1,514,687       1,393,170
                                                  -----------     -----------

Other comprehensive income:
  Unrealized gain on interest rate swap
   (net of $6,275 in taxes)                            10,239               -
                                                  -----------     -----------
Comprehensive income                              $ 1,524,926     $ 1,393,170
                                                  ===========     ===========

Net income                                        $ 1,514,687     $ 1,393,170
Preferred dividends                                   210,000         310,000
                                                  -----------     -----------
Net income attributable to common stockholders    $ 1,304,687     $ 1,083,170
                                                  ===========     ===========

Earnings per share:
  Basic                                           $      0.13     $      0.11
  Diluted                                         $      0.13     $      0.10

Shares used in per share calculation
  Basic                                            10,061,756      10,011,314
  Diluted                                          10,117,873      12,080,044





      See notes to unaudited consolidated condensed financial statements.

                 ADDVANTAGE TECHNOLOGIES GROUP, INC.
          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                          (UNAUDITED)

                                                      Three Months Ended
                                                         December 31,
                                                    2004              2003
                                                    ----              ----
Cash Flows from Operating Activities
Net income                                        $ 1,514,687      $ 1,393,170
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                       57,031           64,989
   Deferred income tax benefit                              -          (50,000)
   Change in:
    Receivables                                      (286,618)      (1,529,452)
    Inventories                                      (826,411)         943,676
    Other assets                                      (28,732)          16,772
    Accounts payable                                1,181,148         (597,393)
    Accrued liabilities                              (172,961)         487,383
                                                  -----------      -----------
Net cash provided by operating activities           1,438,144          729,145
                                                  -----------      -----------

Cash Flows from Investing Activities
Additions to property and equipment                    (9,180)         (13,681)
                                                  -----------      -----------
Net cash used in investing activities                  (9,180)         (13,681)
                                                  -----------      -----------

Cash Flows from Financing Activities
Net change under line of credit                      (815,969)        (110,507)
Payments on stockholder loans                               -          (84,351)
Payments on notes payable                            (309,111)         (50,280)
Proceeds from stock options exercised                   3,275            8,585
Payments of preferred dividends                      (210,000)        (310,000)
                                                  -----------       ----------
Net cash used in financing activities              (1,331,805)        (546,553)
                                                  -----------       ----------

Net increase in cash                                   97,159          168,911

Cash, beginning of period                           1,316,239          496,283
                                                  -----------      -----------

Cash, end of period                                $1,413,398       $  665,194
                                                  ===========      ===========

Supplemental Cash Flow Information
  Cash paid for interest                           $  146,154       $   55,509
  Cash paid for income taxes                       $  529,947       $   16,000


      See notes to unaudited consolidated condensed financial statements.

     NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Note 1 - Basis of Presentation


The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, the information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. The consolidated financial statements as of September 30, 2004 have been audited by independent certified public accountants. It is suggested that these consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto included in this prospectus.


Note 2 - Description of Business

ADDvantage Technologies Group, Inc., through its subsidiaries TULSAT Corporation, ADDvantage Technologies Group of Nebraska, (dba "Lee Enterprise"), NCS Industries, Inc. ("NCS"), ADDvantage Technologies Group of Missouri,
(dba "Comtech Services"), ADDvantage Technologies Group of Texas,
(dba "Tulsat-Texas"), and Tulsat-Atlanta, LLC ("Tulsat-Atlanta") (collectively, the "Company"), sells new, surplus, and refurbished cable television equipment throughout North America in addition to being a repair center for various cable companies. The Company operates in one business segment.

Note 3 - Earnings per Share

Basic and diluted net earnings per share were computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net earnings per share is computed by dividing net earnings available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period and excludes the dilutive effect of stock options. Diluted net earnings per share gives effect to all dilutive potential common shares outstanding during a period. In computing diluted net earnings per share, the average stock price for the period is used in determining the number of shares assumed to be reacquired under the treasury stock method from the exercise of stock options.

                                                        Three months ended
                                                           December 31,
                                                       2004           2003
                                                       ----           ----

Basic EPS Computation:

Net income attributable to
 common stockholders                              $ 1,304,687     $ 1,083,170

Weighted average outstanding
 common shares                                     10,061,756      10,011,314

Earnings per Share - Basic                        $      0.13     $      0.11
                                                  ===========     ===========

Diluted EPS Computation:

Net income attributable to
 common stockholders                              $ 1,304,687     $ 1,083,170
Add:  Dividends on Series A convertible
       preferred stock                                      -         100,000
                                                  -----------     -----------
Net income attributable to common
 stockholders - Diluted                             1,304,687       1,183,170

Weighted average outstanding
 common shares                                     10,061,756      10,011,314

Potentially dilutive securities
Assumed conversion of 200,000 shares of
 Series A convertible preferred stock                       -       2,000,000
Effect of dilutive stock options                       56,117          68,730
                                                   ----------      ----------
Weighted average shares outstanding -
 assuming dilution                                 10,117,873      12,080,044

Earnings per Share - Diluted                      $      0.13     $      0.10
                                                  ===========     ===========


Note 4 - Line of Credit, Stockholder Loans, and Notes Payable

At December 31, 2004, a $2,409,214 balance is outstanding under a $7.0 million line of credit due September 30, 2005, with interest payable monthly based on the prevailing 30-day LIBOR rate plus 2.0% (4.4% at December 31, 2004). Borrowings under the line of credit are limited to the lesser of $7.0 million or the sum of 80% of qualified accounts receivable and 50% of qualified inventory for working capital purposes. Among other financial covenants, the line of credit agreement provides that the Company's net worth must be greater than $15.0 million plus 50% of annual net income (with no deduction for net losses), determined quarterly. The line of credit is collateralized by inventory, accounts receivable, equipment and fixtures, and general intangibles.

Cash receipts are applied from the Company's lockbox account directly against the bank line of credit, and checks clearing the bank are funded from the line of credit. The resulting overdraft balance, consisting of outstanding checks, was $645,149 at December 31, 2004, and is included in the bank revolving line of credit.
                                      F-24

An $8 million amortizing term note with Bank of Oklahoma was obtained to finance the redemption of the outstanding shares of the Series A Convertible Preferred Stock at September 30, 2004. The outstanding balance on this note was $7.7 million at December 31, 2004. The note is due on September 30, 2009, with monthly principal payments of $100,000 plus accrued interest, and the note bears interest at the prevailing 30-day LIBOR rate plus 2.50%. An interest rate swap was entered into simultaneously with the note on September 30, 2004, which fixed the interest rate at 6.13%. Upon entering into this interest rate swap, the Company designated this derivative as a cash flow hedge by documenting our risk management objective and strategy for undertaking the hedge along with methods for assessing the swap's effectiveness. At December 31, 2004, the fair market value of the interest rate swap approximated its carrying value of $16,514. Notes payable secured by real estate of $375,270 are due in monthly payments through 2013 with interest at 5.5% through 2008, converting thereafter to prime minus .25%.

                      ----------------------------------


                       3,500,000 Shares of Common Stock






                      ADDvantage Technologies Group, Inc.






                             Amended Prospectus



                                   [DATE]

                        ---------------------------

                                   PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 13.  Other Expenses of Issuance and Distribution.

     The estimated expenses to be incurred by ADDvantage Technologies Group, Inc., or the registrant, in connection with the issuance and distribution of the securities being offered hereby:

             SEC filing fee                           $  1,812
             Accounting fees and expenses                1,500
             Legal fees and expenses                     7,000
             Printing and engraving                      1,000
             Miscellaneous                               1,000
                                                      --------
             Total                                    $ 12,312



Item 14.  Indemnification of Directors and Officers.

     The registrant's Certificate of Incorporation, as amended ("Certificate of Incorporation") and Bylaws provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she was a director, officer, employee or agent of the registrant (or was serving at the request of the registrant as a director, officer, employee or agent for another entity) will be indemnified and held harmless by the registrant, to the fullest extent not prohibited by the laws of Oklahoma.

     Under Section 1031 of the Oklahoma General Corporation Act (the "OGCA"), a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     The OGCA permits Oklahoma corporations to include in their certificates of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The Certificate of Incorporation provides that to the maximum extent permitted by law, a director of the registrant shall not be liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director. The only limitations imposed under the OGCA and the Certificate of Incorporation are that a director's liability will not be limited: (i) for breaches of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or known violations or law, (iii) for the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) for transactions in which the director derived an improper personal benefit.

     The foregoing summaries are necessarily subject to the complete text of the statutes, the Certificate of Incorporation and Bylaws referred to above and are qualified in their entirety by reference thereto.

Item 16.   Exhibits and Financial Statement Schedules

     The following exhibits are filed herewith unless otherwise indicated:

     3.1 Certificate of Incorporation of the Company and amendments thereto incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on January 10, 2003.

     3.2   By-laws of the Company, as amended, incorporated by reference to
           Exhibit 3.2 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on January 10, 2003.

     4.1 Certificate of Designation, Preferences, Rights and Limitations of ADDvantage Media Group, Inc. Series A 5% Cumulative Convertible Preferred Stock and Series B 7% Cumulative Preferred Stock as filed with the Oklahoma Secretary of State on September 30, 1999 incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission by the Company on October 14, 1999.

     5.1   Legal Opinion of Conner & Winters, P.C. incorporated by reference to
           Exhibit 5.1 to the Registration Statement on Form S-3 filed with the Securities Exchange Commission by the Company on October 28, 2004

    10.1 Lease Agreement dated September 15, 1999 by and between Chymiak Investments, L.L.C. and TULSAT Corporation (formerly named DRK Enterprises, Inc.) incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on December 30, 1999.

    10.2 Schedule of documents substantially similar to Exhibit 10.1 incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on December 30, 1999.

    10.3 Revolving Credit and Term Loan Agreement dated September 30, 2004, by and between Bank of Oklahoma, N.A. ("Lender") and Registrant ("Borrower") incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the Securities Exchange Commission by the Company on December 22, 2004.

    21 Subsidiaries incorporated by reference to exhibit 21.1 to the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission by the Company on January 10, 2003.

    23.1 Consent of Conner & Winters, P.C., is contained in its opinion included as Exhibit 5.1 incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-3 filed with the Securities Exchange Commission by the Company on October 28, 2004.

    23.2   Consent of Tullius Taylor Sartain & Sartain LLP.

    24.1 Power of Attorney (appears on the signature page of the Registration Statement on Form S-3 filed with the Securities Exchange Commission by the Company on October 28, 2004).

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on March 30, 2005.


                                            ADDvantage Technologies Group, Inc.

                                            By: /s/ Kenneth A. Chymiak
                                            -----------------------------------
                                            Kenneth A. Chymiak, President and
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                      Title                                  Date
---------                      -----                                  ----

                               President, and Chief Executive
                               Officer
/s/ Kenneth A. Chymiak         (Principal Executive and
----------------------         Financial Officer)                 March 30, 2005
Kenneth A. Chymiak


 *  Dee Cooper                 Controller
----------------------         (Principal Accounting Officer)     March 30, 2005
Dee Cooper


 *  David E. Chymiak           Chairman of the Board of
----------------------         Directors                          March 30, 2005
David E. Chymiak


 *  Freddie H. Gibson          Director
----------------------                                            March 30, 2005
Freddie H. Gibson


 *  Stephen J. Tyde            Director
----------------------                                            March 30, 2005
Stephen J. Tyde


 *  Henry F. McCabe            Director
----------------------
Henry F. McCabe                                                   March 30, 2005


*By: /s/ Kenneth A. Chymiak
---------------------------
Kenneth A. Chymiak, Attorney-in-fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
------                   -----------

 3.1 Certificate of Incorporation of the Company and amendments thereto incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on January 10, 2003.

 3.2 By-laws of the Company, as amended, incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on January 10, 2003.

 4.1 Certificate of Designation, Preferences, Rights and Limitations of ADDvantage Media Group, Inc. Series A 5% Cumulative Convertible Preferred Stock and Series B 7% Cumulative Preferred Stock as filed with the Oklahoma Secretary of State on September 30, 1999 incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission by the Company on October 14, 1999.

 5.1 Legal Opinion of Conner & Winters, P.C. incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-3 filed with the Securities Exchange Commission by the Company on October 28, 2004

10.1 Lease Agreement dated September 15, 1999 by and between Chymiak Investments, L.L.C. and TULSAT Corporation (formerly named DRK Enterprises, Inc.) incorporated by reference to
                  Exhibit 10.3 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on December 30, 1999.

10.2 Schedule of documents substantially similar to Exhibit 10.1 incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-KSB filed with the Securities Exchange Commission by the Company on December 30, 1999.

10.3 Revolving Credit and Term Loan Agreement dated September 30, 2004, by and between Bank of Oklahoma, N.A. ("Lender") and Registrant ("Borrower") incorporated by reference to Exhibit
                  10.5 to the Annual Report on Form 10-K filed with the Securities Exchange Commission by the Company on December 22, 2004.

21 Subsidiaries incorporated by reference to exhibit 21.1 to the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission by the Company on January 10, 2003

23.1 Consent of Conner & Winters, P.C., is contained in its opinion included as Exhibit 5.1, incorporated by reference to
                  Exhibit 5.1 to the Registration Statement on Form S-3 filed with the Securities Exchange Commission by the Company on October 28, 2004.

23.2              Consent of Tullius Taylor Sartain & Sartain LLP.

24.1 Power of Attorney (appears on the signature page of the Registration Statement on Form S-3 filed with the Securities Exchange Commission by the Company on October 28, 2004).